9/23

05011697

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME RioCan Real Estate Investment

*CURRENT ADDRESS The Exchange Tower
Suite 700, P.O. Box 378
130 King Street West
Toronto, Ontario M5X 1E2

**FORMER NAME

**NEW ADDRESS Canada

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

FILE NO. 82- 34916 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 10/17/05

82-34916

RECEIVED

ARS 12-31-04

annual report 2004

a developing story


RIOCAN

RioCan Real Estate Investment Trust

RioCan's purpose is to deliver to our unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with total assets of approximately $4 billion. We have ownership interests in a portfolio of 184 retail properties across Canada containing an aggregate of approximately 44 million square feet, including partners' and shadow anchors' interests.



Photo of South Edmonton Common, Edmonton, AB

Table of Contents

financial highlights

For the years ended December 31	2004	2003
FINANCIAL HIGHLIGHTS		
Rental revenue	$ 549,147,000	$ 500,376,000
Recurring distributable income *	$ 244,549,000	$ 213,856,000
Recurring distributable income per unit *	$ 1.353	$ 1.263
Funds from operations *	$ 251,616,000	$ 222,515,000
Funds from operations per unit *	$ 1.39	$ 1.32
Distributions to unitholders	$ 222,044,000	$ 193,011,000
Distributions to unitholders per unit	$ 1.228	$ 1.140
Total assets	$3,952,278,000	$3,790,591,000
Unitholders' equity	$1,585,168,000	$1,580,740,000
Units outstanding:		
Weighted average for the year	180,570,000	168,960,000
At December 31	183,604,000	178,050,000

*Recurring distributable income and funds from operations are non-gaap measures which are discussed in our Management's Discussion and Analysis.

TOTAL PORTFOLIO OCCUPANCY


%
100
80
60
40
20
0
95.0
95.4
96.1
95.6
95.8
96.3
96.3
98 99 00 01 02 03 04

National & Anchor Tenants (as % of gross revenue)


%
100
80
60
40
20
0
70.9
73.0
76.1
76.4
78.1
80.1
80.7
98 99 00 01 02 03 04

Distributions (per unit)


$
1.5
1.2
0.9
0.6
0.3
0.0
0.575
0.65
0.775
0.95
1.04
1.07125
1.075
1.105
1.14
1.2275
95 96 97 98 99 00 01 02 03 04

Recurring Distributable Income (per unit)


$
1.5
1.2
0.9
0.6
0.3
0.0
0.45
0.55
0.69
0.89
1.04
1.12
1.168
1.222
1.263
1.353
95 96 97 98 99 00 01 02 03 04



Edward Sonshine, Q.C. President and Chief Executive Officer

Dear Fellow Unitholder:

For the year ended December 31, 2004, the total return to our unitholders was over 25%. For the 10 years ending on the same date, the annual compounded return was almost 26%. While generating those returns for you, we have put together, through acquisition and development, what we believe is the finest portfolio of shopping centres in Canada. The metrics used for that subjective statement are quality and longevity of revenue, together with prospects for future income growth. So how have we done this?

Think outside the box is a somewhat overused phrase that simply means there is value in looking at business opportunities from new directions. But I must tell you that your REIT has opened up tremendous potential and ongoing success by developing that saying in a truly innovative way: Thinking both inside and outside the box. That is, inside the Big Box retailing phenomenon, which is the most significant – and significantly profitable – retailing trend in the past 50 years. And outside the traditional role of REITs in Canada.

By any name, Big Box retail, Power Centre shopping or as we prefer, New Format Retail, is an unparalleled marketing strategy that first became popular in the United States in the early 1990's and had already grown to 1,200 centres in that country by the end of 2004.

RioCan has increased distributions every year since our inception over a decade ago, a record for Canadian REITs.

We believe in the fundamentals: the right strategies, the proven concepts, the powerful relationships, the teamwork and the intellectual capital it takes to succeed.

Think big. Act early. Develop the rewards.

Long before many in the Canadian retail real estate industry recognized the extreme potential of the new format retail expansion that was taking place south of the border, we saw how it could lead the way to new growth for RioCan in our country. So about 8 years ago, we executed a fundamental shift in focus that moved us beyond the acquisition and enhancement of neighbourhood and community shopping centres and into the growth sphere of new format retail.

Although our community shopping centre portfolio will always be an important part of RioCan's operations, our new format focus has already paid off in a big way: RioCan is by far the largest owner of new format retail in Canada, with over 21 million square feet in 55 prime locations across Canada.

To fully capitalize on this trend, RioCan did more than look outside the box at the underlying, rock-solid value of the real estate under our new format centres, we looked inside the phenomenon to develop an even more profitable value-added strategy – with "develop" being the key component. RioCan is now not only Canada's largest new format retail landlord, we are also, along with our partners, amongst Canada's largest developers of these profitable properties.

Think strategically. Act tactically. Develop profitable growth.

The business case for new format development is unassailable: New format centres are less expensive to build and operate (a benefit to RioCan) and these savings can be passed on to retailers in the form of lower rents (a benefit to our tenants). The proof of their consumer-and tenant-drawing power is in our performance: RioCan's new format portfolio sustains 99.6 percent occupancy. And nearly 94 percent of our new format tenants are national retailers (as a percentage of area).

Put simply, developing our own new format retail makes excellent business sense – and there is another very valid business reason, as well: The escalating cost of existing retail real estate. As you know from previous reports, we are opportunistic in our approach to acquisitions but we invest only when a property meets our stringent investment criteria. The retail real estate market has experienced exceptional increases in values. It is therefore more and more difficult to grow by making accretive acquisitions. Fortunately, we do not have to rely on accretive acquisitions only in order to achieve growth. We have built ancillary businesses and income streams that include our in-house capacity to manage and lease our properties.

While retail real estate prices remain high, we will avoid making acquisitions at costs that are flat or dilutive to RDI (recurring distributable income). We will, however, continue to make acquisitions if there is a sound strategic reason for doing so. We will also pursue our strategy of taking advantage of the buoyant market to dispose of properties that don't fit our overall strategies.

Think nationally. Act locally. Follow population growth.

Our philosophy for new format development mirrors our acquisition discipline. Pre-leasing commitments, strong anchor retailers and assured returns are necessary before we will begin construction. Even though the size and scope of our new format portfolio is impressive, the overall growth of new format centres has been much slower in Canada than in the U.S. Many attractive markets still have no new format retail – leaving us plenty of room for profitable growth that will allow us to extend our leadership in new format retail through a comprehensive development program that includes:

- Over 5 million square feet in our joint venture development pipeline that will come on-stream over the next few years.
- At least 1 million square feet of new retail space from our in-house development program that is on-track for completion over the next two years.

In addition to our "Greenfield" developments, we also continue to enhance returns from RioCan's existing properties through a land use intensification program that aims to add nearly 1 million square feet of additional retail space, over the next several years, to a strategic mix of our new format and neighbourhood shopping centres.

Think opportunistically. Act prudently. Develop returns.

RioCan is a financially secure organization with a prudent and proven investment strategy that consistently delivers on our fundamental promise: Assured and growing cash flow and distributions. But we also recognize that to fully exploit all the opportunities for growth available to us, we need to think outside our organization. We have done so in the past with great success – most notably with our partners such as Kimco Realty Corporation and Trinity Development Group. And we have done so more recently, striking important strategic alliances with other leading organizations, including the Canada Pension Plan Investment Board with whom we have teamed up to invest $1 billion in new format retail.

In 2003, we created the RioCan Retail Value Limited Partnership (RRVLP) with two pension fund partners – the U.S. pension giant Teachers Insurance and Annuity Association-College Retirement Equities Fund and the Ontario Municipal Employees Retirement System – to buy and redevelop undervalued shopping centres. Already, the partnership has invested $130 million of the planned $200 million on the way to assembling a portfolio of 2.1 million square feet and we expect the venture to be fully invested within two years. Moreover, we have already developed considerable additional value in the properties already purchased on behalf of the partnership.

RioCan owns almost $4 billion in assets at cost that have and will increase in value for a number of essential economic reasons including the value of our real estate and the value of new format as the retail approach of choice for a growing number of major retailers.

Think value. Act to add value. Develop through synergies.

Owning premium-quality properties in the country's strongest markets is the backbone of our success. Being Canada's dominant new format landlord in important markets countrywide allows us to apply our industry knowledge and expertise to deliver the greatest leverage for leasing, marketing and property management. As the dominant force on the new format retail landscape, retailers seeking to enter a new market or expand in one of our market areas often come to us first – because they know the quality of our locations will virtually assure success.

Think for today. Act for tomorrow. Develop into the future.

To those who have followed RioCan for the past few years, it will come as no surprise that our plans for the future will follow the proven models of the past. As always, our goals are straightforward: Grow our existing assets through value-added redevelopment; expand our portfolio through selective new development projects and accretive acquisitions that make financial sense; and continue to manage your REIT in a prudent and disciplined manner with the ultimate goal of maximizing unitholder value and distributions.

With a developing story behind us and ahead of us, RioCan looks forward to the future from a position of strength and leadership. Our competitive advantages are many. We are Canada's largest owner and manager of new format retail. Our relationships are unparalleled. Our management team is unmatched. Our success is founded on diligence and clear focus. It is the result of an experienced team that gets the most out of its cumulative knowledge of retail and real estate. It is the constant search for new opportunities in our existing portfolio and in our developing portfolio. It is in our constant dedication to building value, improving performance and increasing distributions. It is in our unswerving commitment to grow and build value for all of our stakeholders.

At the conclusion of another year of growth and success, I sincerely thank RioCan's employees, Board of Trustees and unitholders for your vital contributions to Canada's leading REIT. You have my word that we will continue to create value as our dramatically developing story unfolds into the future.

Edward Sonshine, Q.C.
President and Chief Executive Officer
RioCan Real Estate Investment Trust
February 14, 2005



developing intellectual capital

Our people are the front line of our business – and they are why we thrive.



John Ballantyne
Vice President, Asset Management

John Ballantyne joined the Trust in 1994 as a Real Estate Analyst, became an Asset Manager in 1997, Assistant Vice President, Asset Management in 2001, and Vice President, Asset Management early in 2005.

"RioCan is a leader in the marketplace due largely to the strengths of the organization's management team. My department assesses information on every aspect of RioCan's 184 properties – from budgets, planning and leasing to capital expenditures and cash flow – to provide the Trust's management with strategic options and opportunities that add value to each property.

We also maintain close relationships with our joint venture partners – compiling and sharing the vital information on markets and retail trends that is the catalyst for both new developments and redevelopments."



Jordan Robins
Vice President, Development

Jordan Robins brought a wealth of retail real estate experience to RioCan when he joined the Trust in 2003 as Assistant Vice President, Development. Earlier this year, Jordan was appointed Vice President, Development.

"I came to RioCan because of their reputation and historic success. It was a fantastic opportunity to initiate RioCan's development department as part of the Trust's land use intensification program. In a very short time, we have significantly grown the development and redevelopment portions of the Trust's business.

In 2004 alone, my team helped add 383,356 square feet of backfill and 213,508 square feet of new build space to RioCan's portfolio. With our greenfield operations and other developments under contract, we will add an additional one million square feet in each of the next few years."



Our people drive our success. Every professional at RioCan takes great pride in the work they do here and always goes the extra mile for our REIT and all our stakeholders.

RioCan's management team is seasoned and committed to delivering strong and consistent results.

The RioCan Team (from left): **Michael Connolly,** Vice President, Construction; **Katy Ritcey,** Vice President, Investments; **Frederic A. Waks,** Senior Vice President and Chief Operating Officer; **John Ballantyne,** Vice President, Asset Management; **Edward Sonshine, Q.C.,** President and Chief Executive Officer; **Danny Kissoon,** Vice President, Operations; **Robert Wolf,** Vice President and Chief Financial Officer; **Donald MacKinnon,** Vice President, Real Estate Finance; **Jeff Ross,** Vice President, Leasing; **Jordan Robins,** Vice President, Development; **Therese Cornelissen,** Vice President, Financial Reporting



Our people create value.

RioCan's historical strengths span new development, leasing, marketing, property management, joint venture management and, of course, prudent financial management. From our dominant properties in the country's best markets to the comprehensive strategic expansion programs that maintain and enhance the consumer-compelling qualities of our properties, RioCan enjoys – and sustains – many competitive advantages.

But in its essentials, our portfolio is much like any other – an accumulation of bricks and mortar. It is our people who develop it into an ever more valuable asset. Our site management teams create and nourish strong and positive landlord/tenant relationships. Our dedicated team of asset managers, leasing professionals and property managers pursue their professions with dedication and intelligence to build real value in every aspect of our operations. And our development team, whether working alone or in concert with our joint venture partners, turns greenfields and blueprints into new income streams with an efficiency that is the envy of the industry.

Our experience enhances the value of our approach.

RioCan's senior management is the deepest and most experienced in retail real estate. Our industry know-how is second to none. With few exceptions, our senior management has been together since our beginnings in 1994, or even longer. This core group has consistently proven itself through many business cycles while acquiring a remarkable range of experience over the years.

Even with all the success we have achieved, our people believe that the best is yet to come. They are forward-looking, focused on growth and intent on maximizing potential. Our deep and seasoned team ensures RioCan will continue to lead the industry, developing and managing the most successful new format and community shopping centre properties across the country.

developing a quality portfolio


Superstore
FUTURE SHOP
TIRE
OLD NAVY

Photos of RioCan Marketplace, Toronto, ON | RioCan Shawnessy, Calgary, AB | RioCan Leaside Centre, Toronto, ON | RioCan Durham Centre, Ajax, ON | Tillicum Centre, Victoria, BC


5.4% I 10
Alberta 8.5% I 12
4.3% I 5
Manitoba 0.7% I 1
63.6% I 118

RioCan's properties are strategically selected and developed to deliver immediate and sustained returns. Our 5,200 tenants are a Who's Who of North America's leading retailers, supermarket chains and local retailers.

A leader in every way – especially in new format retail.

The retail industry is extraordinarily adaptive – sometimes following, but often anticipating, consumer wishes and wants. In the past century, the retail landscape has evolved radically, with three fundamental changes leading the way: supermarkets in the 1920's, malls in the 1950's, and new format retail beginning in the 1990's.

Typically, new format retail centres range from 250,000 square feet to more than one million square feet and contain three to five category-dominant retailers as anchors. In the U.S., the number of new format centres has grown more than 48% in the past four years, with a 7% increase alone in the past year.

Our properties are located in the highest growth areas of the country.

Our new format centres dominate their market areas. And each was developed to deliver these essential bottom line results: stable revenues from day one with the tremendous potential to develop value through many years to come. These properties are among the newest and brightest stars in our new format universe: RioCan Durham Centre; Wheeler Park Power Centre; Trinity Common Brampton; RioCan Marketplace (Toronto and Ottawa locations); RioCan Signal Hill; South Edmonton Common; and RioCan Langley Centre.


STAPLES
GALAXY
SHOPPERS DRUG MART
WAL-MART

Photos of Pickering Annex, Pickering, ON | RioCan Fairgrounds, Orangeville, ON | Millcroft Shopping Centre, Burlington, ON | Clarkson Crossing, Mississauga, ON | RioCan Warden, Toronto, ON


14.2% | 31
2.5% | 5
Prince Edward Island 0.5% | 1
Newfoundland 0.3% | 1
RioCan Properties
Geographic Distribution (based on gross revenue)

Creating excellent relationships with the best names in retailing and retail real estate development is not only one of our greatest strengths, it is also a strong corporate asset. We know that when they succeed, we succeed.


RIOCA

Photo of RioCan Marketplace, Toronto, ON

RioCan's top 25 retailers (based on annualized gross rental revenue)

Wal-Mart | Zellers | Famous Players | A&P/Dominion | Loblaws | Winners/HomeSense | Métro-Richelieu | Staples/Business Depot | Canadian Tire | Shoppers Drug Mart | Reitmans | Cineplex/Galaxy | Chapters | Safeway | Future Shop/Best Buy | Sears | Forzani's | Mark's Work Wearhouse | Kelsey's Restaurant | Rona/Revy/Reno/Totem | A Buck Or Two | Sobeys | Petsmart | London Drugs | Cara Foods


WINNERS

Photos of Tillicum Centre, Victoria, BC | Clarkson Crossing, Mississauga, ON | The Junction, Mission, BC | RioCan Signal Hill Centre, Calgary, AB | RioCan Shawnessy, Calgary, AB

The value of strong relationships with our business partners.

We have a very simple yardstick by which we measure our success: It is the value we create for our tenants, shoppers, unitholders, partners and other stakeholders. By rising to the top as Canada's largest owner and manager of new format retail centres, by creating and exploiting opportunities for strategically adding value to our properties and by establishing enduring relationships with our national tenants and development partners, we have delivered a strong performance every year since our inception and fully expect to continue doing so well into the future.

It has taken only a few short years for RioCan to become the dominant owner of new format retail centres in Canada and we couldn't have done it without our development and joint venture partners who are also the acknowledged leaders in their fields.

Our national tenant relationships include many of the most popular and competitive names in the world of retailing.

RioCan is Canada's largest owner of retail real estate. National and independent retailers seek out the most profitable locations in each market – and, almost inevitably, they find them in a RioCan property. Each of our properties is strategically located for maximum exposure, traffic and value to our tenants and their customers. Each of our properties is proactively managed and selectively enhanced to add even more value and accretive returns. And all of our properties combine to deliver industry-leading growth in cash flows, distributions and year-after-year of record-breaking returns.

developing new revenue streams

RioCan has an unsurpassed portfolio of high-quality properties and strong leadership tightly focussed on long-term growth and performance.


ASSETS ($)
TOTAL AREA (sq. ft.)
GROWTH IN DISTRIBUTIONS ($)
3,952,278,000
2002
3,294,095,000
2000
1998
1,146,263,000
1996
368,073,000
29,764,192
2002
26,648,590
2000
1998
1996
222,044,000
2002
171,115,000
2000
1998
65,687,000
1996
17,114,000

RioCan continually evaluates each property and invests capital accordingly to enhance traffic flow for our retailers and ensure value-added long-term returns.

Seizing every opportunity for adding value.

We continually seek to enhance returns in our portfolio. Our in-house teams are focussed on achieving synergies, economies of scale, operating methodologies and other 'best' business practices that add to our existing revenue streams and develop new ones. Our demonstrated expertise in both acquisitions and new development projects, our diligent leasing and management activities and the continuous, value-added redevelopment of existing properties have earned us the reputation as Canada's premier REIT – by almost any measure.

- RioCan's portfolio of properties always delivers accretive value beyond industry norms.
- RioCan's aggressive in-house property management delivers low operating costs and high tenant satisfaction.
- RioCan's in-house leasing professionals reliably achieve industry-leading renewal rates of above 90% among the foremost retailers in Canada.

We obtain the best retail real estate in Canada – and then make it better.

The strategic expansion and redevelopment of our existing properties is one of the key ways we maximize income and create added value for our stakeholders. By expanding or improving the condition of our properties, we also improve their competitive position in a market and enhance their long-term returns and value.

RioCan adheres to stringent development and acquisition practices and will only develop or acquire assets that meet our criteria for immediate returns and long-term growth.

Our development pipeline will offset the decline in acquisition opportunities in 2005 and beyond. Still, RioCan remains in a uniquely strong financial position to acquire fundamentally sound properties as they come onto the market.

Our Board of Trustees.

Raymond Gelgoot | Clare R. Copeland | Frank W. King, O.C. | Michael Stephenson
Paul Godfrey, C.M. | Edward Sonshine, Q.C. | Sharon Sallows | Dale H. Lastman | Ronald W. Osborne



Strong corporate governance.

Sound and effective governance has always been a priority for RioCan and is the foundation of RioCan's commitment to full accountability to its unitholders. Investors expect exceptional corporate reporting, disclosure and governance – and that is exactly what RioCan delivers.

RioCan reviews, at least annually, its corporate governance policies and practices taking into account both existing regulations and generally acknowledged 'best practices' of comparable public entities. Our Statement of Governance Practices is outlined in our Management Information Circular.

RioCan awarded honours for corporate governance.

This past year, the Ontario Chamber of Commerce awarded RioCan with the first Corporate Governance Award, honouring an Ontario business that has demonstrated a commitment—beyond legal compliance—in the area of corporate governance. The broad criteria for this award includes adequate representation of independent directors on the Board, the existence of an independent audit committee, quality of disclosures relating to financial and other unitholder information, measures to enhance investor confidence, frequency and content of communications, actions to ensure positive reputation in capital markets, investor-friendly procedures and practices, and an ethical code of conduct.

RioCan takes pride in this recognition from the business community. It is a tribute to our commitment to full accountability to our unitholders.

At December 31, 2004

Property and Location	Ownership Interest	RioCan's Interests NLA (sq. ft.)	Total Site NLA (sq. ft.)	% Leased	Major or Anchor Tenants
ALBERTA					
Brentwood Village, Calgary, AB	50%	156,166	312,332	100.0%	Safeway, London Drugs, Sears Whole Home
Glenmore Landing, Calgary, AB	50%	73,570	147,140	100.0%	Safeway
Jasper Gates Shopping Centre, Edmonton, AB	100%	94,456	149,456	98.5%	London Drugs, Safeway*
Lethbridge Towne Square, Lethbridge, AB	100%	79,396	79,396	78.8%	London Drugs
Mayfield Common, Edmonton, AB	30%	143,754	479,180	97.2%	Winners, HomeSense, Save-On-Foods, Office Depot
Northgate Village Shopping Centre, Calgary, AB	100%	293,305	420,395	99.0%	Safeway, Staples, Home Depot*
RioCan Centre Grande Prairie I, Grande Prairie, AB	100%	217,771	317,771	100.0%	Totem Building Supplies, London Drugs, Cineplex, Staples, Wal-Mart*
RioCan Centre Grande Prairie II, Grande Prairie, AB	50%	31,707	63,414	100.0%	Winners, Michaels
RioCan Shawnessy, Calgary, AB	50%	234,530	839,705	100.0%	Zellers, Staples, Future Shop, Winners, Co-op*, Home Depot*, Canadian Tire*, Wal-Mart*
RioCan Signal Hill Centre, Calgary, AB	100%	453,693	568,693	100.0%	Zellers, Winners, Staples, Chapters, Real Canadian Superstore*
Riverbend Square Shopping Centre, Edmonton, AB	100%	136,091	136,091	99.2%	Safeway, Shoppers Drug Mart
South Edmonton Common, Edmonton, AB	50%	207,328	965,726	99.4%	London Drugs, The Brick, Home Outfitters, Old Navy, Wal-Mart*, Home Depot*, Real Canadian Superstore*, Cineplex*, Best Buy*, Staples*
Southland Crossing Shopping Centre, Calgary, AB	100%	132,072	132,072	97.7%	Safeway
BRITISH COLUMBIA					
Abbotsford Power Centre, Abbotsford, BC	50%	99,384	438,768	100.0%	Winners, HomeSense, Zellers, Costco*, Rona/Revy*
Clearbrook Town Square, Abbotsford, BC	50%	94,126	188,252	94.6%	Safeway, Staples
Dilworth Shopping Centre, Kelowna, BC	100%	197,420	197,420	91.7%	Safeway, Staples
The Junction, Mission, BC	50%	133,802	267,604	99.8%	Save-On-Foods, Famous Players, London Drugs, Canadian Tire*
Parkwood Place Shopping Centre, Prince George, BC	50%	186,363	372,726	93.8%	The Bay, Overwaitea, London Drugs, Staples, Famous Players
Peninsula Village Shopping Centre, South Surrey, BC	50%	85,273	170,546	100.0%	Safeway, London Drugs

property portfolio

At December 31, 2004 Property and Location	Ownership Interest	RioCan's Interests NLA (sq. ft.)	Total Site NLA (sq. ft.)	% Leased	Major or Anchor Tenants
RioCan Langley Centre, Langley, BC	50%	190,319	380,638	100.0%	Winners, Sears Whole Home, HomeSense, Chapters, Future Shop
Strawberry Hill Shopping Centre, Surrey, BC	50%	166,409	332,818	97.8%	Home Depot, Cineplex, Winners, Chapters, Sport Chek
Tillicum Centre, Victoria, BC	50%	228,579	457,158	99.2%	Zellers, Famous Players, Safeway, Winners, London Drugs, Old Navy, Linens 'N' Things
Vernon Square Shopping Centre, Vernon, BC	100%	98,110	151,110	91.5%	London Drugs, Safeway*
MANITOBA					
Kildonan Crossing Shopping Centre, Winnipeg, MB	100%	178,874	178,874	95.7%	Safeway, Petcetera
NEW BRUNSWICK					
Brookside Mall, Fredericton, NB	50%	138,210	276,420	95.0%	Zellers, Sobeys, Rossy
Chaleur Centre, Bathurst, NB	100%	275,053	275,053	67.9%	Wal-Mart, Kent
Madawaska Centre, St. Basile, NB	100%	271,753	271,753	77.1%	Zellers, Staples
Northumberland Square, Miramichi, NB	100%	208,338	208,338	99.2%	Zellers, Shoppers Drug Mart
Wheeler Park Power Centre, Moncton, NB	100%	271,973	647,588	100.0%	Sears Whole Home, Winners, Staples, Old Navy, Famous Players, Costco*, Kent*, Loblaws*
NEWFOUNDLAND					
Trinity Conception Square, Carbonear, NF	100%	183,277	183,277	93.7%	Dominion, Wal-Mart
ONTARIO					
404 Town Centre, Newmarket, ON	50%	124,636	249,272	100.0%	Zellers, A&P
1000 Islands Mall, Brockville, ON	100%	267,507	267,507	97.8%	Wal-Mart, Sears, Your Independent Grocer, Shoppers Drug Mart
1717 Avenue Road, Toronto, ON	100%	17,373	17,373	100.0%	LCBO, Blockbuster
Adelaide Centre, London, ON	100%	80,938	80,938	100.0%	A&P
Albion Centre, Toronto, ON	50%	174,700	349,400	100.0%	Canadian Tire, Fortino's
Belleville Plaza, Belleville, ON	100%	89,237	89,237	100.0%	Stream International
Belleville Wal-Mart Centre, Belleville, ON	100%	210,545	210,545	100.0%	Wal-Mart, Office Depot
Bellfront Shopping Centre, Belleville, ON	100%	110,256	160,256	97.6%	Super C, Canadian Tire*
Bolton Country Shopping Plaza, Bolton, ON	100%	87,005	87,005	98.0%	Zehrs

At December 31, 2004 Property and Location	Ownership Interest	RioCan's Interests NLA (sq. ft.)	Total Site NLA (sq. ft.)	% Leased	Major or Anchor Tenants
Boulevard Shopping Centre I, II & III, Ottawa, ON	50%	115,507	231,014	100.0%	Zellers, Loeb, Winners, Food Basics
Burlingwood Shopping Centre, Burlington, ON	100%	46,379	46,379	100.0%	No Frills
Cambrian Mall, Sault Ste. Marie, ON	100%	129,464	311,295	81.7%	Winners, Sport Chek, Canadian Tire*, Loblaws*
Churchill Plaza, Sault Ste. Marie, ON	100%	172,852	172,852	91.2%	A&P
City View Plaza, Nepean, ON	100%	59,970	59,970	100.0%	Loeb
Clarkson Crossing, Mississauga, ON	50%	98,318	196,636	100.0%	Dominion, Canadian Tire, Shoppers Drug Mart
Clarkson Village Shopping Centre, Mississauga, ON	100%	64,309	64,309	92.2%	HomeSense, Sport Mart
Colborne Plaza, Brantford, ON	100%	70,397	70,397	100.0%	Zehrs
Collingwood Centre, Collingwood, ON	100%	223,437	223,437	99.2%	Zellers, Price Chopper
Commissioners Court Plaza, London, ON	100%	94,140	94,140	97.4%	Food Basics
County Fair Mall, Smiths Falls, ON	100%	162,966	162,966	97.1%	Zellers, Food Basics
Dougall Plaza, Windsor, ON	100%	128,719	128,719	100.0%	Food Basics
East Park Centre, Windsor, ON	100%	68,432	68,432	100.0%	Value Village
Eastcourt Mall, Cornwall, ON	100%	180,279	180,279	98.9%	Zellers
Elgin Mall, St. Thomas, ON	100%	264,849	264,849	95.5%	Zellers, Food Basics, Galaxy Cinemas, Sport Mart
Elmvale Acres Shopping Centre, Ottawa, ON	100%	146,803	146,803	94.5%	Loblaws, Pharma Plus
Empress Walk, Toronto, ON	100%	180,811	238,811	98.6%	Famous Players, Staples, Future Shop, Loblaws*
Enterprise Plaza, Windsor, ON	100%	49,629	49,629	97.4%	United Furniture Warehouse
Fallingbrook Shopping Centre, Ottawa, ON	100%	97,549	97,549	100.0%	Loeb, Shoppers Drug Mart
Five Points Shopping Centre, Oshawa, ON	100%	367,618	367,618	100.0%	Zellers, A&P, Staples, Winners, Sears
Frontenac Mall, Kingston, ON	100%	272,901	272,901	96.9%	Wal-Mart, Food Basics
Galaxy Centre, Owen Sound, ON	100%	91,563	91,563	100.0%	No Frills, Galaxy Cinemas
Gloucester Silver City, Gloucester, ON	60%	136,334	287,223	100.0%	Famous Players, Old Navy, Chapters, Future Shop, Loblaws*
Goderich Wal-Mart Centre, Goderich, ON	100%	96,930	204,786	100.0%	Wal-Mart, Canadian Tire*, Zehrs*
Green Lane Centre, Newmarket, ON	33%	53,597	298,236	100.0%	Michaels, Petsmart, Linens 'N' Things, Costco*
Halton Hills Shopping Centre, Georgetown, ON	100%	70,228	70,228	100.0%	Food Basics

At December 31, 2004 Property and Location	Ownership Interest	RioCan's Interests NLA (sq. ft.)	Total Site NLA (sq. ft.)	% Leased	Major or Anchor Tenants
Hamilton-Highbury Plaza, London, ON	100%	5,269	5,269	100.0%	
Hartsland Market Square, Guelph, ON	100%	108,715	108,715	100.0%	Zehrs
Heart Lake Town Centre, Brampton, ON	100%	127,486	127,486	100.0%	A&P
Highbury Shopping Plaza, London, ON	100%	70,932	70,932	97.1%	Premier Fitness, Shoppers Drug Mart
Hunt Club Centre, Ottawa, ON	100%	66,989	66,989	100.0%	A&P
Hy & Zel's Centre, Brampton, ON	100%	32,294	32,294	100.0%	Hy & Zel's
Innes Road Plaza, Ottawa, ON	100%	47,658	167,658	100.0%	Petsmart, Costco*
Kanata Centrum Shopping Centre, Kanata, ON	100%	257,385	497,385	100.0%	Wal-Mart, Chapters, Loblaws*, Canadian Tire*, AMC Theatres*
Kendalwood Park Plaza, Whitby, ON	50%	77,223	154,446	98.4%	Price Chopper, Value Village, Shoppers Drug Mart
Kennedy Commons, Toronto, ON	50%	193,487	467,974	100.0%	AMC Theatres, The Brick, Chapters, Dominion, Sears Whole Home, Lansing Buildall Supplies*
Langstaff Place Shopping Centre, Woodbridge, ON	100%	37,769	62,769	100.0%	No Frills*
Lawrence Square, Toronto, ON	100%	683,320	683,320	96.2%	Zellers, Fortino's, Canadian Tire
Lincoln Fields Shopping Centre, Ottawa, ON	50%	144,770	289,540	96.0%	Wal-Mart, Loeb
London Plaza, London, ON	100%	138,409	138,409	28.7%	Value Village
Markington Square, Scarborough, ON	15%	26,250	175,000	95.5%	Zellers, Dominion, Shoppers Drug Mart
Meadowlands Power Centre, Ancaster, ON	100%	145,573	589,177	100.0%	HomeSense, Future Shop, Sport Chek, Costco*, Staples*, Home Depot*, Zellers*, Sobeys*
Midtown Mall, Oshawa, ON	100%	136,444	176,444	100.0%	Shoppers Drug Mart, A&P*
Millcroft Shopping Centre, Burlington, ON	50%	185,227	370,454	98.3%	Zellers, Canadian Tire, Ultra Mart
Miracle Plaza, Hamilton, ON	100%	83,765	83,765	100.0%	Ultra Mart
Mississauga Plaza, Mississauga, ON	100%	174,626	174,626	100.0%	Zellers, Price Chopper
Mountain Plaza Mall, Hamilton, ON	100%	233,132	233,132	97.7%	Wal-Mart
Mountainview Mall, Midland, ON	100%	292,757	292,757	92.7%	Zellers, Food Basics, Galaxy Cinemas
New Liskeard Wal-Mart Centre, New Liskeard, ON	100%	82,742	127,498	100.0%	Wal-Mart, Canadian Tire*
Niagara Falls Plaza, Niagara Falls, ON	100%	143,825	143,825	100.0%	Zellers, IGA
Niagara Square, Niagara Falls, ON	15%	61,492	409,947	72.9%	The Bay, Cineplex, Sport Chek, Shoppers Drug Mart

At December 31, 2004 Property and Location	Ownership Interest	RioCan's Interests NLA (sq. ft.)	Total Site NLA (sq. ft.)	% Leased	Major or Anchor Tenants
Norwest Plaza, Kingston, ON	100%	40,603	40,603	100.0%	Petcetera
Oakridge Centre, London, ON	100%	39,099	39,099	100.0%	Pharma Plus, CIBC
Orangeville Mall, Orangeville, ON	100%	183,406	183,406	96.0%	Zellers, A&P
Orillia Square Mall, Orillia, ON	100%	307,330	307,330	99.7%	Zellers, Canadian Tire, No Frills, Staples
Parkway Mall, Scarborough, ON	15%	32,427	216,180	98.8%	Dominion, Staples, Shoppers Drug Mart
Pickering Annex, Pickering, ON	15%	35,936	274,116	99.4%	Staples, DeBoers*
Pine Plaza, Sault Ste. Marie, ON	100%	42,380	42,380	97.9%	A&P
Port Elgin Shopping Centre, Port Elgin, ON	100%	47,076	82,076	100.0%	Giant Tiger, Canadian Tire*
Premier Plaza, St. Catharines, ON	100%	143,827	143,827	95.2%	Premier Fitness, Canadian Tire (call centre)
Renfrew Mall, Renfrew, ON	100%	138,528	138,528	57.2%	Wal-Mart
RioCan Centre Kingston, Kingston, ON	100%	396,772	517,817	100.0%	HomeSense, Old Navy, Sears, Cineplex, Staples, Winners, Future Shop, Home Depot*
RioCan Centre London North, London, ON	100%	105,040	165,040	100.0%	Chapters, Petsmart, Loblaws*
RioCan Centre London South, London, ON	100%	139,595	139,595	97.1%	A&P
RioCan Centre Newmarket, Newmarket, ON	40%	26,688	66,720	100.0%	Staples
RioCan Centre Sudbury, Sudbury, ON	50%	117,150	499,696	100.0%	Famous Players, Sears, HomeSense, Staples, Chapters, Home Depot*, Costco*
RioCan Centre Thunder Bay, Thunder Bay, ON	100%	284,689	284,689	100.0%	Wal-Mart, Staples, Future Shop, Winners, Chapters
RioCan Centre Windsor, Windsor, ON	100%	239,321	349,321	100.0%	Famous Players, Sears, The Brick, Staples, Costco*
RioCan Colossus Centre, Vaughan, ON	60%	272,787	725,645	100.0%	HomeSense, Office Place, Old Navy, Rona/Revy, Famous Players*, Costco*
RioCan Durham Centre, Ajax, ON	100%	855,649	1,236,649	100.0%	Zellers, Best Buy, Old Navy, HomeSense, Winners, Chapters, Future Shop, Linens 'N' Things, Wal-Mart, Canadian Tire, Cineplex, Home Depot*, Loblaws*, Costco*
RioCan Fairgrounds, Orangeville, ON	100%	320,640	464,715	100.0%	Wal-Mart, Commisso's, Winners, Galaxy Cinemas, Future Shop, Home Depot*, Canadian Tire*

property portfolio

At December 31, 2004 Property and Location	Ownership Interest	RioCan's Interests NLA (sq. ft.)	Total Site NLA (sq. ft.)	% Leased	Major or Anchor Tenants
RioCan Hall, Toronto, ON	100%	248,235	248,235	100.0%	Famous Players, Chapters
RioCan Leamington, Leamington, ON	100%	192,891	192,891	100.0%	Wal-Mart, A&P
RioCan Leaside Centre, Toronto, ON	50%	66,518	133,036	100.0%	Canadian Tire, Future Shop
RioCan Marketplace, Ottawa, ON	62.5%	197,703	431,325	99.6%	Wal-Mart, Winners, Staples, Loblaws*
RioCan Marketplace, Toronto, ON	33%	28,913	226,649	100.0%	Winners, Real Canadian Superstore*
RioCan Merivale Place, Nepean, ON	100%	187,873	187,873	100.0%	Your Independent Grocer, Winners, Home Outfitters
RioCan Niagara Falls, Niagara Falls, ON	100%	197,554	381,129	100.0%	Wal-Mart, Staples, Zehrs*, Home Depot*
RioCan Thickson Ridge, Whitby, ON	50%	181,520	493,040	100.0%	Sears Whole Home, Winners, Future Shop, Home Outfitters, Home Depot*
RioCan Warden, Toronto, ON	100%	232,367	232,367	100.0%	Wal-Mart, Winners, Future Shop
RioCan West Ridge, Orillia, ON	100%	238,201	368,201	100.0%	Food Basics, Galaxy Cinemas, Wal-Mart, Home Depot*
RioCentre Newmarket, Newmarket, ON	100%	94,169	94,169	100.0%	Dominion, Shoppers Drug Mart
RioCentre Oakville, Oakville, ON	100%	106,884	106,884	100.0%	A&P, Shoppers Drug Mart
RioCentre Thornhill, Thornhill, ON	100%	140,315	140,315	100.0%	No Frills, Winners, HomeSense
Rona Centre, Toronto, ON	100%	134,370	134,370	100.0%	Rona
Sandalwood Square Shopping Centre, Mississauga, ON	100%	107,860	107,860	98.1%	Commisso's
Sherwood Forest Mall, London, ON	100%	219,555	219,555	93.9%	A&P, Shoppers Drug Mart, Goodlife Fitness
Shoppers World Brampton, Brampton, ON	100%	643,415	781,415	99.7%	Zellers, Canadian Tire, Price Chopper, Winners, Staples, The Bay*
Shoppers World Danforth, Toronto, ON	50%	164,410	328,820	100.0%	Zellers, Dominion, Staples
South Hamilton Square, Hamilton, ON	100%	304,433	304,433	100.0%	Zellers, Fortino's, Shoppers Drug Mart
Southgate Shopping Centre, Ottawa, ON	100%	72,669	72,669	100.0%	Loeb, Shoppers Drug Mart
St. Clair Beach Shopping Centre, Windsor, ON	100%	76,001	126,001	99.4%	Zehrs*
Stratford Centre, Stratford, ON	100%	160,082	160,082	100.0%	Zellers, Food Basics
Sudbury Supermall, Sudbury, ON	100%	136,033	191,777	99.7%	Zellers, Your Independent Grocer*
Timiskaming Square, New Liskeard, ON	100%	164,136	164,136	84.0%	Loeb, Zellers

At December 31, 2004 Property and Location	Ownership Interest	RioCan's Interests NLA (sq. ft.)	Total Site NLA (sq. ft.)	% Leased	Major or Anchor Tenants
Timmins Square, Timmins, ON	30%	119,191	397,303	95.4%	Wal-Mart, Zellers, Sears, No Frills, Winners, Sport Chek
Trafalgar Ridge Shopping Centre, Oakville, ON	100%	116,902	116,902	100.0%	Winners, HomeSense
Trenton Wal-Mart, Trenton, ON	100%	111,413	111,413	100.0%	Wal-Mart
Trinity Common Brampton, Brampton, ON	60%	397,530	877,550	100.0%	Zellers, Famous Players, A&P, Winners, HomeSense, Indigo, Future Shop, Staples, Canadian Tire*, Home Depot*
Trinity Common Orleans, Orleans, ON	60%	109,351	297,252	100.0%	Loeb, Winners, Staples, Home Depot*
Upper James, Hamilton, ON	100%	128,652	128,652	100.0%	Canadian Tire, The Barn
Walker Place, Burlington, ON	50%	34,929	69,858	100.0%	Commisso's
West Side Place, Port Colborne, ON	100%	93,383	93,383	97.1%	No Frills, Zellers
Westgate Shopping Centre, Ottawa, ON	100%	185,932	185,932	98.9%	Shoppers Drug Mart
Westminster Centre, London, ON	100%	125,359	125,359	93.7%	Staples
Wharncliff Centre, London, ON	100%	60,752	60,752	94.2%	No Frills
Willowdale Plaza, Toronto, ON	100%	50,223	50,223	100.0%	Dominion
Windsor Business Depot, Windsor, ON	100%	25,768	25,768	100.0%	Staples
Woodview Place, Burlington, ON	100%	147,852	147,852	100.0%	Miracle Ultramart, Future Shop, Chapters
PRINCE EDWARD ISLAND					
Charlottetown Mall, Charlottetown, PEI	50%	164,790	329,580	96.9%	Zellers, Winners, Sport Chek, Loblaws Atlantic Superstore
QUEBEC					
Carrefour Carnaval, St. Leonard, QC	100%	158,434	158,434	94.4%	Super C, Value Village
Carrefour Neufchatel, Neufchatel, QC	100%	256,857	256,857	62.5%	Super C, Rossy
Carrefour Trois Rivieres, Trois Rivieres, QC	15%	68,159	454,393	93.9%	Wal-Mart, Winners, Staples, Future Shop, Galaxy Cinemas
Centre Carnaval, Drummondville, QC	100%	143,646	143,646	100.0%	Super C, Staples
Centre Carnaval, LaSalle, QC	100%	206,317	206,317	99.9%	Super C, L'Aubainerie
Centre Carnaval, Montreal, QC	100%	67,815	67,815	100.0%	Super C
Centre Carnaval, Pierrefonds, QC	100%	129,801	129,801	100.0%	Super C
Centre Carnaval, Trois Rivieres, QC	100%	113,752	113,752	100.0%	Super C, Rossy
Centre de la Concorde, Laval, QC	100%	111,112	111,112	97.9%	Super C
Centre Jacques Cartier, Longueuil, QC	50%	106,465	212,930	98.2%	IGA, Guzzo Cinema, Value Village
Centre Regional Chateauguay, Chateauguay, QC	50%	105,826	211,652	97.2%	Super C, Hart
Centre RioCan Kirkland, Kirkland, QC	100%	320,030	320,030	100.0%	Famous Players, Staples, Winners

At December 31, 2004 Property and Location	Ownership Interest	RioCan's Interests NLA (sq. ft.)	Total Site NLA (sq. ft.)	% Leased	Major or Anchor Tenants
Centre St. Martin, Laval, QC	100%	235,273	235,273	85.2%	Provigo, The Brick, Rossy, Shoppers Drug Mart
Galeries Laurentides, St. Jerome, QC	100%	447,096	447,096	89.7%	Maxi, Zellers
Galeries Mille-Iles, Rosemere, QC	100%	250,722	250,722	98.1%	Maxi, Zellers, Staples
Galeries Richelieu, St. Jean sur Richelieu, QC	15%	33,525	223,500	66.8%	Maxi, Staples, Shoppers Drug Mart
Granby, Granby, QC	100%	49,304	49,304	100.0%	Maxi
Lachute Wal-Mart Centre, Lachute, QC	100%	75,681	110,681	100.0%	Wal-Mart, Loblaws*
Les Galeries Lachine, Lachine, QC	100%	164,204	164,204	96.2%	Maxi, Rossy
Levis Small, Levis, QC	100%	19,081	19,081	83.2%	
Mega Centre Cote-Vertu, St. Laurent, QC	15%	46,805	412,033	93.6%	Winners, Future Shop, Staples, L'Aubainerie, Rona*
Place Carnaval, Laval, QC	100%	104,240	104,240	100.0%	Super C
Place Des Quatre Bourgeois, St. Foy, QC	100%	244,728	244,728	98.2%	IGA, Winners, Rossy
Place Forest, Montreal, QC	100%	121,696	121,696	97.1%	Staples, Rossy
Place Kennedy, Levis, QC	100%	105,790	155,790	91.2%	Winners, Staples, Canadian Tire*
Place Newman, LaSalle, QC	100%	169,138	169,138	95.6%	Maxi, Winners, Rossy
Plaza La Sarre, La Sarre, QC	100%	79,602	104,602	89.7%	L'Aubainerie, Métro-Richelieu, Canadian Tire*
RioCan Greenfield, Greenfield Park, QC	50%	185,862	371,724	100.0%	Maxi, Leons, Winners, Staples, Guzzo Cinemas
RioCan Sainte Foy, St. Foy, QC	100%	484,651	748,232	100.0%	Wal-Mart, Famous Players, Staples, Cineplex, Sears Whole Home, Super C*, Home Depot*
Silver City Hull, Hull, QC	100%	93,858	448,858	100.0%	Winners, Famous Players, Rona* Wal-Mart*, Maxi*, Staples*
St. Hyacinthe Wal-Mart Centre, St. Hyacinthe, QC	100%	161,504	249,004	100.0%	Wal-Mart, Staples, Canadian Tire*
SASKATCHEWAN					
Confederation Mall, Saskatoon, SK	100%	328,808	328,808	93.1%	Wal-Mart, Safeway
Parkland Mall, Yorktown, SK	100%	267,762	267,762	97.5%	Zellers, The Bay, IGA
South Hill Mall, Prince Albert, SK	100%	163,018	163,018	67.0%	Winners, Galaxy Cinemas, Shoppers Drug Mart, Safeway*
Southland Mall, Regina, SK	100%	435,922	435,922	96.7%	Wal-Mart, Safeway, Cineplex, Chapters
Town 'N' Country Mall, Moose Jaw, SK	100%	345,812	345,812	80.4%	Zellers, Sears, Winners, Galaxy Cinemas, Sport Chek
Total retail		29,764,192	44,492,489	96.3%	

Notes:
1. RioCan's interests NLA (net leasable area) includes our interests in equity accounted for investments and options under participating mortgages receivable.
2. Total site NLA (net leasable area) includes RioCan's and partners' ownership interests and estimates for non-owned anchor tenants.
3. * = Non-owned anchor tenant.

development projects

At December 31, 2004

Property	Ownership Interest	Total Development	Leasable Area (sq. ft.)[1] Non-Owned Anchors	Current Income Producing	Under Development	Leased Under Development
PROJECTS CURRENTLY UNDER DEVELOPMENT						
Boulevard III, Ottawa, ON	50%	88,000	–	12,000	76,000	64,000
Renfrew, Renfrew, ON	100%	183,000	74,000	–	109,000	–
RioCan Centre Burloak, Oakville, ON	(2)	662,000	130,000	–	532,000	95,000
RioCan Centre Kingston – Phase II, Kingston, ON	100%	247,000	–	–	247,000	124,000
RioCan Centre Milton, Milton, ON	100%	285,000	102,000	–	183,000	–
RioCan Centre Sudbury III, Sudbury, ON	50%	299,000	130,000	–	169,000	138,000
RioCan Marketplace, Toronto, ON	(3)	426,000	256,000	87,000	83,000	70,000
RioCan Marketplace – Phase II, Ottawa, ON	(2)	118,000	–	–	118,000	84,000
RioCentre Brampton, Brampton, ON	(3)	99,000	–	–	99,000	73,000
Silver City Hull – Phase II, Hull, QC	100%	142,000	101,000	–	41,000	41,000
Total projects currently under development		2,549,000	793,000	99,000	1,657,000	689,000
FIRM PROJECTS – LAND NOT YET ACQUIRED						
Flamborough, Flamborough, ON	50%	258,000	112,000	–	146,000	–
Innes Road & Lanthier Drive, Ottawa, ON	50%	194,000	–	–	194,000	–
RioCan Beacon Hill, Calgary, AB	62.5%	771,000	259,000	–	512,000	–
Total firm projects – land not yet acquired		1,223,000	371,000	–	852,000	–
PIPELINE – UNDER CONDITIONAL CONTRACT						
Alberta		492,000				
Nova Scotia		740,000				
Ontario		1,877,000				
Quebec		100,000				
Total pipeline – under conditional contract		3,209,000				
Total properties under development		6,981,000				

Notes:
1. All amounts are shown at 100% ownership.
2. Interest is through a participating mortgage loan with a call option to acquire a 50% interest any time after substantial completion.
3. Interest is through a participating mortgage loan with a call option to acquire a 33.3% interest any time after substantial completion.

financial review

Table of Contents


RIO CAN

The terms "RioCan", "the Trust", "we", "us" and "our" in the following Management's Discussion and Analysis ("MD&A") refer to RioCan Real Estate Investment Trust and its consolidated financial position and results of operations for the two years ended December 31, 2004 and 2003. Our discussion and analysis should be read in conjunction with our consolidated financial statements for the two years ended December 31, 2004 and 2003. Historical results and percentage relationships contained in our consolidated financial statements and MD&A, including trends which might appear, should not be taken as indicative of the Trust's future operations.

Certain information contained in this MD&A contains forward-looking statements, based on our estimates and assumptions which are subject to risks and uncertainties. This could cause our actual results to differ materially from the forward-looking statements contained in this discussion. Except as required by applicable law, RioCan undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OVERVIEW

We are an unincorporated "closed-end" trust governed by the laws of the Province of Ontario and constituted pursuant to a Declaration of Trust ("Declaration"). We are publicly traded and listed on the Toronto Stock Exchange under the symbol REI.UN. We are Canada's largest real estate investment trust ("REIT") as measured by assets and total stock market capitalization.

At December 31, 2004: (i) we had ownership interests in a portfolio of 184 shopping centres comprising 29.7 million square feet with a portfolio occupancy rate of 96.3%; (ii) 80.7% of our annualized gross rental revenue was derived from, and 81.2% of our space was leased to, national and anchor tenants; (iii) no individual tenant comprised more than 5.2% of the portfolio's annualized gross rental revenue; (iv) over 47.3% of annualized gross rental revenue was derived from our 25 largest tenants; (v) 11.9% of our annualized gross rental revenue came from national and regional supermarket chains; and (vi) we had approximately 5,200 individual tenancies. The International Council of Shopping Centers ranked RioCan the fifteenth largest owner of shopping centres in North America as measured by our gross leasable area at August 31, 2004.

Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, we have a single reportable segment for disclosure purposes in accordance with Canadian generally accepted accounting principles ("GAAP").

VISION AND BUSINESS STRATEGY

Our purpose is to deliver to our unitholders stable and reliable cash distributions that will increase over the long term. We seek to do so primarily by following a strategy of owning, developing, managing and operating Canadian retail real estate. The specific retail areas in which we invest are: (i) neighbourhood convenience unenclosed centres; (ii) new format retail centres; and (iii) dominant enclosed malls in smaller urban areas. Neighbourhood convenience unenclosed centres and dominant regional enclosed malls are generally supermarket and/or junior department store anchored shopping centres, typically comprising 100,000 to 250,000 square feet of leasable area. Other convenience-oriented tenants generally include drug stores, restaurants and other service providers. Such retail centres address the everyday, necessity-oriented needs of consumers. A significant portion of RioCan's portfolio consists of new format retail centres – large aggregations of dominant retailers grouped together at high traffic and easily accessible locations. These unenclosed campus-style centres are generally anchored by supermarkets and junior department stores and may include an entertainment component (new generation movie theatres, large-format bookstores and restaurants) and a fashion component. We have in-house professionals possessing all real estate related functional capabilities to assist us in achieving our business plans.

Our core investment strategy is to focus on stable, low risk retail properties to satisfy our purpose of maintaining and creating stable and growing distributable income before distributable capital gains ("recurring distributable income" or "RDI", a non-GAAP measure). Given that we have a full range of real estate related in-house functional capabilities, we have also developed a strategy of enhancing RDI by leveraging these capabilities in pursuing opportunities where value-added potential exists. Such initiatives would generally encompass the acquisition of properties that would not be core investments for RioCan, and undertaking redevelopment and/or repositioning activities with the intention of resale at the completion of the value-added activities. Such initiatives may be undertaken on our own or with partners. Programs commenced under this strategy include: RioCan Retail Value Limited Partnership ("RRVLP"), a partnership that acquires income properties for purposes of redevelopment or repositioning with the intention of resale; and income properties acquired or developed for resale (both directly, and indirectly through our mezzanine lending program). These programs are further discussed under our Asset Profile.

RioCan's above stated purpose means that the key measures by which management evaluates its success in the achievement of its objectives are: (i) the growth in RDI; and (ii) the growth and stability of cash distributions to unitholders. A review of these key measures is found in our discussion under Financial Liquidity and Capital Commitments.

SIGNIFICANT ACCOUNTING POLICIES

The discussion and analysis of our financial position and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates under different assumptions and conditions.

We believe the following significant accounting policies are most affected by judgments and estimates used in the preparation of our consolidated financial statements. For a detailed description of these and other accounting policies refer to Note 1 of our consolidated financial statements.

Building amortization

We are required to assess the useful lives of our long-lived income properties for purposes of determining the amount of building amortization to record on a quarterly and annual basis. The Canadian Institute of Chartered Accountants ("CICA") adopted recommendations that effectively disallow the use of the sinking fund method of building amortization and requires that initial leasing costs for a property under development are no longer included as a base building component. We used these methods prior to January 1, 2004 in amortizing the cost of our buildings. These recommendations are prospective in application, and commencing January 1, 2004 we amortize the cost of our buildings using the straight-line method over their estimated useful lives of between 29 and 40 years and initial leasing costs related to properties under development are included with deferred tangible leasing costs. The adoption of this standard increased our amortization, over what it otherwise would have been on the sinking fund basis, during the year ended December 31, 2004 by approximately $44.4 million, with corresponding reductions to net earnings, the net carrying amount of income properties and unitholders' equity. Our determination of the estimated useful lives of our buildings could vary under differing circumstances and result in a significantly different calculation of building amortization. The amount of building amortization has a direct impact on our net earnings.

Impairment of real estate investments

We continually evaluate the recoverability of the net carrying amount of our income properties and properties under development. The CICA's new accounting standard for impairment of long-lived assets is prospective in application and requires us to record an impairment loss when the carrying amount of these real estate investments exceeds the sum of the undiscounted cash flows expected from their use and disposal. Commencing January 1, 2004 any impairment recognized should be measured as the amount by which the carrying amount of the asset exceeds its fair value. Prior to January 1, 2004 we measured any impairment of our real estate investments as the amount by which the asset's carrying value exceeded its net recoverable amount (determined using the estimated undiscounted future cash flow from the use and disposal of the asset). We have determined that the effect of this new impairment standard did not have a material impact on our financial position or results of our operations. In making this determination, our estimates of future cash flow and the effects of other factors could vary and result in a significantly different assessment of impairment.

We continually evaluate the recoverability of the carrying amount of our properties held for resale. Properties held for resale are properties which the Trust has no intention of their being used on a long term basis and plans to dispose of such properties in the ordinary course of business. Properties held for resale are stated at the lesser of cost and net realizable value. In making this determination, our estimates of future cash flow and the effects of other factors could vary and result in a significantly different assessment of impairment.

Additionally, we continually evaluate our mortgages receivable for impairment. Impairment is recognized when the carrying values of the mortgages receivable may not be recovered due to the inability of the underlying assets' performance to support a fair value that would exceed our net equity in these assets (with consideration given to third party guarantees). In making this determination, our estimates of future cash flow and the effects of other factors could vary and result in a significantly different assessment of impairment.

Guarantees

We review at least annually, or when events or circumstances occur, our contingent liabilities relating to our guarantees on behalf of third parties, primarily to certain partners and co-owners for their share of mortgages payable and to certain borrowers under our participating mortgage receivable financing program for those borrowers' mortgages payable. Recourse would be had to RioCan under these guarantees in the event of a default by the borrowers, in which case we would have a claim against the underlying real estate investments. A contingent liability is recorded by us when the carrying values of the related real estate investments are not recovered either as a result of the inability of the underlying assets' performance to meet the contractual debt service terms of the underlying debt or the fair value of the collateral assets being insufficient to cover the obligations and encumbrances in a sale between unrelated parties in the normal course of business. Our estimates of future cash flow and fair value could vary and result in a significantly different assessment of such contingent liabilities.

Fair value

Fair value can be characterized as the amount at which an item could be bought or sold in a current transaction between independent willing parties (that is, other than in a forced or liquidation sale). The fair value of a disposal group is the amount at which the group as a whole could be bought or sold in a current single transaction between independent willing parties, and would not necessarily be equal to the sum of the fair values of the individual assets and liabilities of the group.

Quoted market prices in active markets are the best evidence of fair value and are used as the basis for fair value measurement, when available. When quoted market prices are not available, estimates of fair value are based on the best information available, including prices for similar items and the results of other valuation techniques. Valuation techniques used would be consistent with the objective of measuring fair value.

The techniques used to estimate future cash flows and interest rates will vary from one situation to another depending on the circumstances surrounding the asset or liability in question. Cash flow estimates incorporate assumptions that marketplace participants would use in their estimates of fair value whenever that information is available without undue cost and effort. Otherwise, an enterprise may use its own assumptions. There are several reasons why RioCan may expect to realize or pay cash flows that differ from those expected by others in the marketplace. These include: (i) we may intend a different use than that anticipated by others; (ii) we may prefer to accept the risk of a liability and manage it internally, rather than transferring that liability to another enterprise; (iii) we may possess unique capabilities not available to others, such as our full range of real estate related in-house functional capabilities; (iv) we may have information or processes that allow us to realize (or avoid paying) cash flows that differ from others' expectations; and (v) we may be able to realize economies of scale not available by others.

As a result, in determining fair value we select amongst several acceptable valuation techniques and make assumptions. Consequently, our determination of fair value could vary under differing circumstances and result in significantly different calculations of fair value.

Our financial statements are affected by the fair value based method of accounting, the most significant impacts of which are as follows:

- The cost of acquired income properties is allocated to intangible and tangible assets on a relative fair value basis. The acquisition cost of income properties also includes the value of the differential between stated and market interest rates on any long term debt assumed by us at acquisition. (All references to long term debt in this MD&A are at stated amounts except as otherwise noted). In determining such fair value we use internally developed models that reflect estimated market conditions.
- Included in rental revenue is the adjustment for the differential between contractual rents and market rents on our tenant leases in place at the acquisition of our income properties. Additionally, for arrangements involving multiple elements we allocate the consideration to each element based on relative fair value. In determining such fair value we use internally developed models that reflect estimated market conditions.
- As discussed in impairment of real estate investments above, an impairment loss is recognized when the carrying amount is not recoverable and exceeds the asset's fair value. In determining such fair value we use internally developed models that reflect estimated market conditions.
- In assessing our potential exposure relating to third party guarantees we evaluate the fair value of the borrowers' interests in the underlying real estate investments compared to the liabilities for which we have provided guarantees. In determining such fair value we use internally developed models that reflect estimated market conditions.

- Unit based compensation expense is measured at fair value and expensed over the instruments' vesting periods. Unit based compensation expense associated with these options is calculated using the Black-Scholes Model for option valuation.
- At least annually we report in our notes to the financial statements the fair value of our financial instruments. RioCan's rents, mortgages and loans receivable (excluding purchase options), cash and short-term investments and accounts payable and accrued liabilities are carried at cost, which approximates their fair value. In determining the fair value of our mortgages and debentures payable, we use market quotations and internally developed models that reflect estimated market conditions.

ASSET PROFILE

Real estate investments

Income properties were $3.7 billion at December 31, 2004 as compared to $3.4 billion at December 31, 2003. The consolidated net carrying value of RioCan's owned interest at December 31, 2004 in 29.7 million (2003 – 27.6 million) square feet of gross leasable area is approximately $124 (2003 – $122) per square foot.

Our income properties are comprised of five distinct components, being: (i) long-lived income properties (those income properties consistent with RioCan's core investment strategy as discussed above); (ii) income properties held for sale and discontinued operations (arising from disposals of long-lived income properties); (iii) properties held for resale (properties for which there is no intention of their being used on a long term basis and are intended to be sold in the ordinary course of business); (iv) real estate investments accounted for using the equity method ("equity-accounted for investments"); and (v) deferred tangible and intangible leasing costs. Each of the components of income properties is discussed below.

For the year ended December 31, 2004 the change in our land, buildings and tangible and intangible leasing costs identified at acquisition is primarily attributable to: (i) our acquisition of interests in income properties aggregating 2.5 million square feet for $374.3 million, of which $62.2 million was financed through the assumption of related mortgage debt; and (ii) dispositions of interests in income properties to tenants which had a net carrying amount of $18.6 million and generated proceeds of $18.6 million. Additionally, we recognized $2.3 million in provision for diminution in valuation of a non-retail income property disposed of in September 2004. Acquisitions during 2003 were $352 million of which $132.7 million was financed through the assumption of related mortgage debt, and our acquisition of an additional 20% interest in certain real estate investments in which we previously owned an equity-accounted for 40% interest. With our acquisition of this 20% additional interest we were required to proportionately consolidate our interests in these real estate investments which resulted in an increase in: (i) income properties of $78 million; and (ii) long term debt of $76.9 million. During the year ended December 31, 2003 we also completed dispositions of income properties (or interests therein) with a net carrying amount of $104.2 million, generating net proceeds of $106.9 million resulting in a gain on income properties held for sale of $0.4 million. Included in these dispositions was $22.1 million of mortgage debt that was assumed by the purchasers.

Of the acquisitions completed during 2004, $36.8 million were acquisitions of interests on account of our 50% co-tenancy with Kimco Realty Corporation ("Kimco"), a U.S. REIT listed on the New York Stock Exchange, which also focuses on the ownership of shopping centres. This compares to such acquisitions of $31 million for the corresponding period of 2003. At December 31, 2004 this co-tenancy ("RioKim") was comprised of interests in income properties aggregating approximately 7.5 million square feet. In certain transactions RioCan provides guarantees on behalf of third parties, primarily on behalf of partners and co-owners for their shares of mortgages payable. At December 31, 2004, $227 million of guarantees were provided by RioCan on behalf of Kimco for properties held in RioKim. Our original strategic alliance with Kimco provided that we grant them with an exclusive right of first refusal to provide 50% of the funding for development and acquisition opportunities in Canada undertaken by RioCan, which commitment expired on January 18, 2003. The parties continue joint investments on an ongoing basis and RioCan continues to provide property management, development and leasing services for all the properties that are owned in RioKim.

On October 6, 2004 we announced that RioCan and the Canada Pension Plan Investment Board ("CPPIB") have formed a strategic alliance to acquire, on a 50/50 basis, premier regional power centres of 750,000 square feet or more of gross leasable area in Canada of which at least 500,000 square feet are not owned by their occupants. It is the intention that properties acquired in this joint venture will remain core, long term holdings for both RioCan and CPPIB. This strategic alliance provides that RioCan and CPPIB have a mutual right of first refusal to acquire 50% of regional power centre investment opportunities in Canada undertaken by either party for two years. RioCan will provide property management, asset management, leasing, development and construction management services for centres acquired with CPPIB.

Effective for disposals initiated on or after May 1, 2003 we are required to reclassify a planned disposition of a long-lived income property for which we will receive no continuing cash flows or have no ongoing involvement as discontinued operations. Alternatively, a planned disposition of a long-lived income property for which we will continue to receive cash flows or have an ongoing involvement would require classification as income properties held for sale. Subsequent to reclassification we would no longer record amortization on these income properties.

During the first quarter of 2004 we transferred $66.4 million of income properties to discontinued operations. In May 2004 the Trust restructured certain co-ownership interests with a co-owner resulting in: (i) the disposition of the Trust's 50% interest in two income properties to our co-owner with a net carrying amount of $63 million for gross proceeds of $66.4 million, including $33.6 million of mortgage debt that was assumed by our co-owner. These dispositions resulted in a gain of $3.2 million which is included in discontinued operations; (ii) our acquisition from the same co-owner of its interests in three income properties for $15.1 million (included in the change to land, buildings and acquired leasing costs for the year ended December 31, 2004 as indicated above); and (iii) the repayment of mortgages receivable principal and accrued interest from the same co-owner of $12.4 million (also included in the mortgage principal repayments for the year ended December 31, 2004 as further discussed below). During the year ended December 31, 2003 we transferred a non-retail income property to discontinued operations which resulted in our recording a provision for diminution of valuation on this asset for $1.7 million. This asset was disposed of in November 2003.

Equity-accounted for investments increased to $15.5 million at December 31, 2004 from $8.7 million at December 31, 2003. The net change is primarily attributable to our additional investment in RRVLP of $8 million during 2004 (five properties aggregating 1.4 million square feet were acquired by the RRVLP during 2004) partially offset by distributions arising on the disposition of a property by the partnership in the third quarter of 2004. At December 31, 2004 RioCan's interests in the underlying real estate assets and in the related underlying mortgages payable was $21.2 million (December 31, 2003 – $8.8 million).

We have a 15% equity interest ($13.5 million at December 31, 2004) in RRVLP. RRVLP was formed in August 2003 with a 60% participation by the Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF") and a 25% participation by the Ontario Municipal Employees Retirement System ("OMERS"). The business of RRVLP is to acquire underperforming shopping centres in Canada that have the potential for significant value-added, redevelopment or repositioning opportunities and then to dispose of these assets over a period of years. The partners have committed (in the event suitable investments are contracted for) to invest $200 million (of which our share is up to $30 million), which taken together with third-party debt, will enable RRVLP to invest more than $500 million in targeted investments. At December 31, 2004 RRVLP owned shopping centres aggregating 2.1 million square feet with a total cost of $168.8 million. Additionally, during 2004 the partnership disposed of a property, of which our $0.7 million interest in the gain is reflected in gains on properties held for resale. Commencing with the earlier of: (i) the expiration of a three year investment period; or (ii) the period of time after which 90% or more of the $200 million investment commitment has been expended, RRVLP will continue for up to a further four years. It is the intention of the partners to then monetize any unrealized gains, unless otherwise agreed to by them. TIAA-CREF is a major U.S. pension fund, with over US$300 billion in assets under management. OMERS is one of Canada's largest pension funds, managing about $33 billion in net investment assets. RRVLP provides RioCan with a vehicle that enables it to benefit as a minority investor in pursuing value-added opportunities and to earn asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by the partnership.

As discussed above (see Vision and Business Strategy) we have a strategy of leveraging our in-house real estate expertise by pursuing opportunities where value-added potential exists, but the resulting assets would not be core investments. During the first quarter of 2004, we segregated those properties owned that met these criteria and are now reporting them separately as properties held for resale. No amortization is recorded as we will not hold these assets for long term use and intend to sell them in the ordinary course of business. During 2004 we acquired four such properties for $24.3 million and we disposed of interests in two such properties with carrying amounts of $26.1 million for net proceeds of $33.7 million (which disposition proceeds included a $2.7 million vendor take-back mortgage receivable to a purchaser) resulting in gains on properties held for resale of $6.9 million. When combined with our $0.7 million share of the RRVLP gain realized during 2004 as discussed above, during the year ended December 31, 2004 we had total gains on properties held for resale of $7.6 million.

Our portfolio requires ongoing investments of capital for tenant installation costs related to new and renewal leasing. Tenant installation costs consist of tenant allowances and other leasing costs including all costs associated with our internal leasing professionals. The costs associated with our internal leasing staff primarily include compensation and related costs. Expenditures for tenant installations were $15.2 million for the year ended December 31, 2004 versus $14.5 million for the comparable period in 2003. We also invest capital on an ongoing basis for the maintenance of our properties. Typical costs incurred are for roof replacement programs and the repaving of parking lots. Tenant leases generally provide for the ability of the landlord to pass on such costs to tenants as operating costs.

As a normal part of our business, we expand and redevelop existing shopping centres allowing us to extract additional value from what we already own. We also have a development program primarily focused on new format retail centres. The provisions of our Declaration have the effect of limiting investments in (assets supported by) non-income producing properties to no more than 15% of the book value of unitholders' equity. Such developments may also be undertaken with established developers either on a co-tenancy basis or by providing them with mezzanine financing on a participating mortgage basis. RioCan's policy is not to acquire undeveloped land unless it is zoned and generally an acceptable level of buildable space has been pre-leased/pre-sold. Construction is phased to avoid the creation of meaningful amounts of vacant space. An advantage of unenclosed, new format retail is that it lends itself to staged construction, keyed to leasing levels.

The costs related to these (re)development activities are comprised of acquisition costs, external and internal costs directly related to the development and initial leasing of the properties, including applicable salaries and other direct costs, property taxes, and interest on both specific and general debt.

Properties under development were $130.6 million at December 31, 2004 as compared to $101.6 million at December 31, 2003. During the year ended December 31, 2004 cash outlays were: (i) $90.9 million on expansion opportunities and development related expenditures as compared to $74 million for the comparable period in 2003; and (ii) $17.8 million on new format retail development projects. These overall increases are consistent with our focus on land use intensification at our existing properties and new format retail development projects. The balance of the change for both periods of 2004 and 2003 is primarily comprised of the transfer, on a net basis, of the net carrying amount of certain income properties (or a portion thereof) from (to) properties under (re)development.

In the making of investment decisions, we recognize that some property acquisitions require substantial capital expenditures to enable them to compete effectively. We take these capital improvements and tenant installation costs into consideration at the time of acquisition and in negotiation of the purchase price. During 2004 $6.7 million of cash was invested in capital expenditures on income properties which, when taken together with $108.7 million of cash expended on properties under development, resulted in a total cash outflow during 2004 of $115.4 million for capital expenditures on income properties and properties under development. During the comparative period in 2003 $6.9 million of cash was invested in capital expenditures on income properties which, when taken together with $74 million of cash expended on properties under development, resulted in a total cash outflow of $80.9 million for capital expenditures on income properties and properties under development.

As discussed above, as part of its development program RioCan will make loan advances to its partners and borrowers to help fund the acquisition and development costs of the related properties. These transactions may be structured as: (i) participating mortgages receivable with RioCan granted options to purchase an interest (generally between 33 1/3% and 50%) in the underlying property; or (ii) co-ownership interests.

Our mortgages and loans receivable decreased to $42.6 million at December 31, 2004 from $81.3 million at December 31, 2003. At December 31, 2004 the components comprising our mortgages and loans receivable were as follows: (i) mortgages and loans receivable from co-owners – $3.2 million (December 2003 – $22.4 million); (ii) participating mortgages and loans receivable – $17.3 million (December 2003 – $52 million); and (iii) other mortgages and loans receivable – $22.1 million (December 2003 – $6.9 million).

Cash advances on mortgages and loans receivable during the year ended December 31, 2004 totaled $28.3 million as compared to $24.2 million for the comparable period in 2003. Principal repayments of such amounts totaled $62.7 million during 2004, an increase over the $22.3 million we received for the comparable period in 2003. During 2004 approximately $34 million of principal was repaid by borrowers with the proceeds of our acquisitions of the borrowers' interests in certain properties (including through the exercise of options to purchase and the purchase of our interests by the same co-owner as discussed above) that had been financed by RioCan through participating and co-owners mortgage loans as compared to $11.3 million for the corresponding period in 2003. Other repayments during 2004 and 2003 included the repayment(s) of a vendor-take-back mortgage(s) and the balance of repayments were from cash flows generated from operating and capital transactions relating to the underlying properties.

Of the December 31, 2004 balance of participating mortgages and loans receivable, up to $7.2 million can be repaid from cash flows generated from the exercise of options to (require the) purchase of interests in the properties. At December 31, 2004 the exercise of these options would have resulted in an increase in our real estate investments and our mortgages payable of approximately $12.5 million.

Other operating items

Receivables and other assets increased to $58.1 million at December 31, 2004 from $49.7 million at December 31, 2003. This increase is largely attributable to: (i) the impact of the change in reporting of rental revenue from a contractual basis to a straight-line method (refer to our discussion under Revenue); (ii) an increase in investments in marketable securities; (iii) deferred debt financing costs related to our September 2004 debenture payable issue; partially offset by (iv) increased collections of contractual rents receivable. Accounts payable and accrued liabilities increased to $152.7 million at December 31, 2004 from $150.7 million at December 31, 2003. This increase is mainly due to: (i) an increase in distributions payable to unitholders resulting primarily from the special distribution of $0.02 per unit payable to unitholders of record on December 31, 2004; (ii) an increase in the value of the differential between stated and market interest rates on long term debt assumed at the acquisition of income properties; (iii) an increase in accrued interest resulting from the debenture payable issued in September 2004; partially offset by (iv) a decrease in accounts payable and accrued liabilities relating to tenant installation and capital expenditures; and (v) a decrease in deferred income.

Changes in other non-cash operating items (i.e. working capital) contributed $8.6 million of cash during 2004 compared to using cash of $10.2 million for the comparative period in the prior year. The increased cash inflows during 2004 are attributable to, amongst other items: (i) increased collections of property tax, common area and other billings to tenants and from co-owners; (ii) an increase in the collection of accrued interest receivable resulting from the increase in repayments of mortgage receivable principal; partially offset by (iii) increased debt financing costs related to our September 2004 debenture payable issue.

CAPITAL STRUCTURE AND LIQUIDITY

Debt

Standard & Poor's ("S&P") and Dominion Bond Rating Service Limited ("DBRS") provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). At both December 31, 2004 and 2003 S&P has provided the Trust with an entity credit rating of BBB and a credit rating of BBB- relating to RioCan's unsecured debentures. At both December 31, 2004 and 2003 DBRS has provided the Trust with a credit rating of BBB (stable) relating to RioCan's unsecured debentures. A credit rating of BBB- or higher is an investment grade rating and is generally an indication of adequate credit quality as defined by both agencies.

RioCan's Declaration provides for maximum total debt levels up to 60% of aggregate assets (defined in the Declaration as total assets plus accumulated amortization of buildings). By virtue of the covenant pattern on certain of our unsecured debentures, our debt is effectively limited to 55% of aggregate assets, notwithstanding these unitholder approved limits. At December 31, 2004 our indebtedness was 53.8% of aggregate assets and we could therefore incur additional indebtedness of $108.9 million and still not exceed a 55% leverage limit. Comparatively, at December 31, 2003 our indebtedness was 53.1% of aggregate assets and we could therefore have incurred additional indebtedness of over $165.2 million and still not exceeded a 55% leverage limit.

At December 31, 2004 our aggregate indebtedness was $2.21 billion as compared to $2.06 billion at December 31, 2003. At December 31, 2004 the composition of our aggregate indebtedness was as follows: (i) mortgages payable of $1.77 billion; and (ii) senior unsecured debentures payable ("debentures") of $448.7 million.

At December 31, 2004 we had five series of debentures outstanding totaling $448.7 million as compared to four series of debentures outstanding totaling $338.7 million at December 31, 2003. In September 2004 we issued $110 million Series D senior unsecured debentures, bearing interest at 5.29% per annum and maturing in September 2009. Additionally, on January 4, 2005 we issued $110 million Series E senior unsecured debentures, bearing interest at 3.85% per annum and maturing in January 2008. Such debt requires no ongoing scheduled repayments of principal prior to maturity.

The change in our mortgages payable during the year ended December 31, 2004 resulted primarily from: (i) new secured debt cash borrowings of $137.1 million; (ii) $62.2 million of mortgage financing assumed on the acquisition of income properties; and (iii) mortgage debt repayments of $154.1 million (including $43.9 million in scheduled amortizations and $33.5 million of mortgage debt assumption relating to the disposition of discontinued operations). During the comparative period in 2003: (i) we received cash proceeds of $297.7 million from new mortgage debt borrowings; (ii) $132.7 million of mortgage financing was assumed on the acquisition of income properties; (iii) as discussed above, with the acquisition of the 20% additional interest in certain real estate investments, we proportionately consolidated these interests in those investments resulting in an increase of long term debt of $76.9 million; and (iv) we repaid mortgage debt of $194.1 million (including $38.1 million through scheduled amortizations and $27.9 million of mortgage debt assumption by purchasers).

The vast majority of our mortgage indebtedness has recourse to the assets of the Trust (as opposed to only having recourse to the specific property charged). We follow this policy as it generally results in lower interest costs than would otherwise be obtained. On a combined basis, our mortgages and debentures payable bear a December 31, 2004 year end weighted average interest rate of 6.94% with a weighted average term to maturity of 5.1 years, and have repayments for the next five years ending December 31 as follows: 2005 – $219.5 million of which $45.3 million relates to scheduled amortizations and $50 million relates to debentures; 2006 – $262.1 million of which $45.2 million relates to scheduled amortizations and $125 million relates to debentures; 2007 – $405.7 million of which $44.4 million relates to scheduled amortizations and $163.7 million relates to debentures; 2008 – $200.4 million of which $39.8 million relates to scheduled amortizations; and 2009 – $338.8 million of which $37.2 million relates to scheduled amortizations and $110 million relates to debentures.

During the second quarter of 2004 we chose not to renew a $40 million secured line of credit that was generally unutilized. At December 31, 2004 we have revolving lines of credit in place totaling $63.5 million with major Canadian financial institutions, against which $11.7 million of letters of credit and $37.6 million of cash advances were drawn. These facilities are subject to annual renewal and are secured by first charges against certain income properties.

Included in 2005 maturities are: (i) $45.3 million of scheduled amortizations; (ii) $37.6 million drawn against our bank lines of credit which was repaid in January 2005; (iii) $50 million of debentures maturing in April 2005; and (iv) $86.6 million of mortgage debt maturing in 2005. We expect that all maturities will be refinanced or repaid in the normal course.

The interest rates on our mortgages payable range from 3.91% to 12.95% per annum with a December 31, 2004 year end weighted average contractual interest rate of 7.02%. As indicated in our Significant Accounting Policies above, the differential between contractual and market interest rates on long term debt assumed by us at the acquisition of our income properties is deferred and amortized into interest expense on a straight-line effective yield basis over the term of the related debt. Calculated on this basis, we have a December 31, 2004 year end weighted average interest rate of 6.77% on our aggregate indebtedness.

Off balance sheet assets and liabilities and guarantees

Certain of our mortgages receivable contain income participation rights in the underlying real estate. In addition, we have real estate investments accounted for using the equity method. If GAAP allowed us to use proportionate consolidation for these real estate investments, there would have been no impact on our earnings or RDI; however, our interest in the underlying investments would have resulted in increases in both real estate investments and long term debt of $33.6 million. Furthermore, our indebtedness would have increased to 54.2% of aggregate assets.

The Trust has provided guarantees on behalf of third parties, primarily to certain RioCan partners and co-owners for their share of mortgages payable and to certain borrowers under its participating mortgage receivable financing program for those borrowers' mortgages payable. Recourse would be had to us under these guarantees in the event of a default by the borrowers, in which case we would have a claim against the underlying real estate investments. At December 31, 2004 such guarantees amounted to $391 million and expire between 2005 and 2034. We have determined that the fair value of the borrowers' interests in the real estate investments is greater than the mortgages payable for which we have provided guarantees, and therefore we have not provided for any losses on such guarantees in our consolidated financial statements.

Equity

Unit issue net proceeds for the year ended December 31, 2004 were $67.5 million as compared to $242.9 million for the comparable period in the preceding year. The change during the respective periods is primarily attributable to: (i) in October 2004 Kimco exercised its entire holding of 2.5 million warrants for cash proceeds of $27.5 million; (ii) 1.3 million units were issued under our trustee and employee unit option plan during the year ended December 31, 2004 versus 1.8 million units in the corresponding period for 2003; (iii) 1.8 million units were issued under the distribution reinvestment plan and direct purchase plan in 2004 versus 1.7 million units for the comparative period of 2003; and (iv) 2003 public issues of 16 million units for gross proceeds of $210.8 million.

On January 4, 2005 we issued 8.25 million units for gross proceeds of $144 million, incurring unit issue costs of approximately $5.8 million.

We provide long term incentives to certain employees by granting options through a unit option plan. The options granted permit employees to acquire units at an exercise price equal to the market price of such units under option at the date the option is granted. The objective of granting options is to encourage employees to acquire an ownership interest in RioCan over time and acts as a financial incentive for such persons to act in the long term interests of RioCan and its unitholders. During 2004 we granted 1.1 million unit options (2003 – 1.1 million) under this plan.

The CICA adopted recommendations requiring us to expense the fair value of all trustee and employee unit option grants. We have elected to adopt the standard on a retroactive basis for all awards granted on or after January 1, 2002. As a result, on January 1, 2004 we recognized the cumulative effect of such unit-based compensation by making an adjustment to our opening unitholders' equity without restatement of prior periods. The impact of the adoption of this standard increased general and administrative expense during 2004 by $679,000 with a corresponding decrease to net earnings. There is no net impact on unitholders' equity.

Financial liquidity and capital commitments

S&P and DBRS provide stability ratings for REITs and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders.

S&P's rating categories range from the very highest level of cash distribution stability relative to other Canadian REITs and income trusts (SR-1) to a very low level of cash distribution stability relative to other Canadian REITs and income trusts (SR-7). RioCan's S&P stability rating at both December 31, 2004 and 2003 was SR-2. This rating category reflects a low variability and strong sustainability of cash distribution stability relative to other Canadian REITs and income trusts.

DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). At both December 31, 2004 and 2003 RioCan had a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit.

During the year ended December 31, 2004 distributions to our unitholders increased by 15% to $222 million compared to $193 million for 2003. Of the distributions we made to our unitholders during 2004, $27.5 million was reinvested by our unitholders through the distribution reinvestment plan as compared to $22.7 million for 2003.

During 2004 we increased our monthly distributions to our unitholders by a total of $0.0075 per unit (from $0.0975 per unit at the beginning of 2004 to $0.105 per unit at the end of 2004). This reflects increases of 7.7% to $1.26 per unit annualized at December 31, 2004 from $1.17 per unit annualized at the end of 2003. Additionally, in December 2004 we declared a special distribution of $0.02 per unit. During 2004 total distributions per unit increased by 7.7% to $1.2275 from $1.14 in 2003.

Our Declaration requires us to distribute to our unitholders at least 90% of our annual RDI with the balance being retained by us for use in our operations. RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of our performance. Our method of calculating RDI differs from certain other issuers' methods and, accordingly, RDI as we report it is not comparable to such other issuers.

Recently there have been numerous changes to GAAP, in part reflective of recent accounting developments internationally, including the United States. We anticipate that there will be further changes in the foreseeable future. These changes may cause our GAAP statement of net earnings to be less useful in determining our ability to make current period cash distributions. Consequently, our Trustees determined that a change was desirable in our method of computing RDI and we obtained unitholder approval to revise our definition of RDI at our Annual and Special Unitholders' Meeting on June 2, 2004.

The amendments redefine RDI to provide greater certainty to our unitholders that these and future accounting changes will not have an inappropriate impact on RDI. We believe that these amendments offer a measure that is more representative of our operating performance and provide our Trustees with discretion to deal with future changes to GAAP and to normalize the effect of any income of the Trust that may recur on a regular, but not necessarily an annual, basis.

Effective January 1, 2004 the RDI of the Trust is based on the consolidated net earnings of the Trust for the period computed in accordance with GAAP adjusted as follows:

(a) by adding back to consolidated net earnings the following amounts for the relevant period: (i) depreciation and amortization of all tangible and intangible capital assets (including, without limitation, buildings, deferred leasing costs, tenant improvements, value of tenant in-place lease agreements and customer relationships); (ii) losses on dispositions of real estate investments (other than losses on dispositions of properties held for resale); and (iii) expenses recorded on the granting of unit options or other unit based compensation;

(b) by excluding from consolidated net earnings the following amounts for the relevant period: (i) gains on dispositions of real estate investments (other than gains on dispositions of properties held for resale); (ii) amortization of the differential between contractual and market rents arising at the time of acquisition of income properties; and (iii) adjustments (arising as a result of changes compared to the period prior to January 1, 2004) for accounting for minimum rental revenue on a straight-line method for the term of the related lease; and

(c) there shall be added or deducted any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

Our RDI for the year ended December 31, 2004 is as follows:

(THOUSANDS OF DOLLARS, EXCEPT PER UNIT AMOUNTS)

Net earnings	$	158,321
Amortization of tangible capital assets		78,273
Amortization of deferred tangible leasing costs		10,342
Amortization of deferred intangible leasing costs		5,321
Impact of accounting for minimum rental revenue on a straight-line basis		(7,602)
Unit based compensation expense		679
Amortization of the differential between contractual and market rents		83
Provision for diminution in valuation of income property		2,346
Gain from income properties held for sale		(3,214)
Recurring distributable income		244,549
Retention of recurring distributable income		(22,505)
Distributions to unitholders	$	222,044
Per unit		
Recurring distributable income	$	1.3525
Retention of recurring distributable income		(0.1250)
Distributions to unitholders	$	1.2275

Prior to the amendments approved by our unitholders on June 2, 2004 RDI was calculated generally as annual net earnings excluding gains and losses from long-lived income properties, amortization of buildings, and provisions for impairment of income properties.

RDI for the year ended December 31, 2004 calculated on a comparable basis to that of 2003 would have been as follows:

(THOUSANDS OF DOLLARS)	2004	2003
Net earnings	$ 158,321	$ 182,416
Amortization of tangible capital assets	78,273	29,859
Amortization of acquired deferred tangible leasing costs	2,104	–
Amortization of acquired deferred intangible leasing costs	5,321	–
Impact of accounting for minimum rental revenue on a straight-line basis	(7,602)	–
Unit based compensation expense	679	–
Amortization of the differential between contractual and market rents	83	–
Provision for diminution in valuation of income properties	2,346	1,714
Gain on properties held for resale	(3,787)	–
Gain from income properties held for sale	(3,214)	(133)
Recurring distributable income	$ 232,524	$ 213,856

The main differences between the new basis of calculating RDI and the basis we used prior to 2004 are: (i) effective January 1, 2004 no deduction is made from RDI for amortization of all deferred leasing costs (i.e. acquired and incurred): the pre 2004 RDI basis provided for the deduction of incurred tangible leasing costs; and (ii) in 2003 no gains or losses on dispositions of long-lived income properties were included in RDI whereas effective January 1, 2004 gains and losses on dispositions of properties held for resale are included in RDI. Additionally, while GAAP net earnings commencing in 2004 includes the impact of accounting for minimum rental revenue on a straight-line method, we do not include such amounts in RDI.

As indicated above, in December 2004 we accessed the public equity and debt markets receiving net proceeds in January 2005 of approximately $247.3 million. A portion of the proceeds will be used to acquire interests (ranging from 50% to 100%) in four shopping centres. These acquisitions will be completed in stages as leasable area is completed and occupied by tenants. The purchase prices will be determined by valuing completed and tenant occupied areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for vacant space and additional buildable density. The purchase prices related to this obligation for the years ending December 31 are estimated as follows: 2005 – $200 million; and 2006 – $136 million. The balance of the equity and debenture issue proceeds will be used for general Trust purposes.

At December 31, 2004 the estimated costs to complete properties under development for the years ended December 31 are: 2005 – $73.6 million; and 2006 – $61 million.

At December 31, 2004 the Trust was committed under long term operating leases primarily relating to income properties, with various expiry dates to 2029. Minimum annual rentals for the next five years are: 2005 – $4.1 million; 2006 – $4.1 million; 2007 – $4.0 million; 2008 – $3.9 million; and 2009 – $3.8 million.

We anticipate that our cash flows from operations will continue to provide adequate capital to fund our operating and administrative expenses, regular interest costs on our debt and distributions to unitholders. In addition, we anticipate that cash on hand, borrowings under our revolving credit facility, and our ability to access equity and debt markets, should we decide to take such action, will provide the necessary capital required by RioCan to fund our ongoing capital commitments and obligations and execute our business plans.

RESULTS OF OPERATIONS

We reported net earnings of $158.3 million for 2004 as compared with net earnings of $182.4 million for the comparative period in 2003. The impact of the accounting changes we adopted prospectively on January 1, 2004 required us to record increased building amortization and rental revenue as a result of adopting straight-line methods of accounting, which changes reduced net earnings for 2004 as compared to 2003, by approximately $36.8 million ($0.21 per unit). As discussed above in our Asset Profile, in 2004 we also recorded a gain on sale of discontinued operations of $3.2 million, a $7.6 million gain on properties held for resale and a provision for diminution in valuation of a non-retail income property of $2.3 million which was disposed of in September 2004. For the comparative period of 2003, we recorded a gain on income properties held for sale of $0.4 million and a provision for diminution in valuation of a non-retail income property of $1.7 million included in discontinued operations.

The impact of the accounting changes and the specific components of net earnings for each respective period are discussed below.

Revenue

We retain substantially all of the benefits and risks of ownership of our income properties and therefore account for leases with our tenants as operating leases. Rental revenue includes all amounts we earn from our tenants related to lease agreements, including property tax and operating cost recoveries. For arrangements involving multiple elements, we allocate the consideration to each element based on relative fair value. Rental revenue also includes our share of income from equity investments in income properties.

The CICA adopted recommendations that required us to commence reporting effective January 1, 2004 minimum rental revenue on a straight-line method, whereby the total amount of cash to be received under a lease is recognized into income in equal periodic amounts over the term of the lease. The impact of the straight-line rental adjustment (calculated as the straight-line rental adjustment, less provisions for potentially uncollectible amounts, and adjusted for the notional amortization of capitalized free rent which we no longer record as a result of this accounting change) increased rental revenue by approximately $7.6 million for the year ended December 31, 2004.

Rental revenue increased by 9.7% to $549.1 million for the year ended December 31, 2004 from $500.4 million for the corresponding period in 2003. The increase resulted primarily from: (i) the full period impact of net acquisitions of income properties during 2003 and the impact of income properties acquired during 2004; (ii) the impact of the straight-line rental adjustment as discussed above; and (iii) an increase in our overall portfolio occupancy rates throughout 2004 as compared to the corresponding period of 2003. Rental revenue includes our share of income from equity investments in income properties of $2 million for 2004 and $1 million for 2003.

We hold our interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, we provide asset and property management services for these investments for which we earn market based fees. Fee income increased by 14.1% to $15.9 million for the year ended December 31, 2004 from $13.9 million for the comparative period during 2003. The increase primarily resulted from increased third party asset management and property management activities.

Interest charged on mortgages and loans receivable and interest earned on cash balances was $9 million for 2004, a decrease from $10.2 million for 2003. These decreases primarily arose as a result of the increase in repayments of mortgage receivables during 2004.

Expenses

Our operating costs increased 8.4% to $179.1 million for 2004 from $165.3 million for the comparative period during 2003. Included in operating costs are property taxes of $109.3 million which increased by 7.7% from $101.5 million for 2003. These increases resulted primarily from the full period impact of net acquisitions of income properties during 2003 and the impact of income properties acquired during 2004.

Deferred tangible leasing cost amortization related to expenditures for tenant installations was $8.2 million for 2004 as compared to $8.5 million for 2003. Deferred intangible leasing costs and a component of deferred tangible leasing costs are acquired leasing costs that arise at the acquisition of our income properties. The amortization of such amounts for 2004 was $7.5 million and, when combined with amortization related to expenditures for tenant installations of $8.2 million, the total amortization of deferred tangible and intangible leasing costs was $15.7 million for 2004.

Building amortization increased 181% to $76.5 million for 2004 from $27.2 million for 2003. As previously discussed under our Significant Accounting Policies above, the CICA adopted recommendations requiring us to change the method of calculating building amortization to the straight-line method, which increased our building amortization during 2004 by approximately $44.4 million with corresponding reductions to net earnings, the net carrying amount of income properties and to unitholders' equity. As amortization is not deducted in calculating RDI, the change to the straight-line method of building amortization has no impact on RDI.

Our total interest expense increased by 7.7% to $145.8 million during 2004 from $135.4 million in 2003. This increase resulted primarily from the full period impact of the debt financing on net acquisitions of income properties during 2003 and the impact of income properties acquired during 2004. This increased interest expense on new debt was partially offset by scheduled amortizations of mortgage principal and the repayment of debt related to properties sold during the periods. Amounts capitalized to real estate investments during 2004 were $8.5 million, representing 5.8% of interest expense compared to $8.9 million or 6.6% for 2003. The relative decrease in capitalized interest is commensurate with the timing of development activity undertaken by the Trust during 2004 as compared to the corresponding period of 2003.

The non-controlling interest charge to net earnings was $Nil for 2004 as compared to $1.8 million for 2003. The charge represented an allocation of a subsidiary's net earnings from a real estate investment to the non-controlling interest. In September 2003 that non-controlling interest was redeemed for cash consideration of $52.8 million.

General and administrative expense includes expenses for general Trust activities and real estate asset management functions. Expenses for recoverable property management and those direct internal costs not included in tenant installation or development costs are recorded as property operating costs. General and administrative expense increased by 19.6% to $19.2 million during 2004 from $16 million in 2003. The increase in general and administrative expense for 2004 as compared to 2003 mainly resulted from increases relating to: (i) staff levels and related costs; and (ii) the expensing of unit based compensation.

Amounts capitalized to real estate investments during 2004 were $3 million representing 15.9% of general and administrative expense as compared to $3.3 million or 20.4% for 2003. To the extent that our general and administrative expense is related to real estate asset management functions such expenditures are not capitalized. Therefore, the decrease in capitalized general and administrative expense is commensurate with our increased emphasis on third party asset management activities.

FUNDS FROM OPERATIONS

Funds from operations ("FFO") is a supplemental non-GAAP financial measure of operating performance widely used by the real estate industry. The Canadian Institute of Public and Private Real Estate Companies ("CIPPREC") generally defines FFO as net income adjusted for extraordinary items, gains or losses on the sale of, or provisions for impairment against, capital items and depreciation and amortization relating to capital items. FFO should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of our performance. RioCan's method of calculating FFO is in accordance with CIPPREC's recommendations but may differ from other issuers' methods and accordingly may not be comparable to FFO reported by other issuers.

We consider FFO a meaningful additional measure of operating performance as it primarily rejects the assumption that the value of real estate investments diminishes predictably over time and it adjusts for items included in GAAP net earnings that may not necessarily be the best determinants of our operating performance (such as gains or losses on the sale of, and provisions for impairment against, long-lived income properties).

A reconciliation of GAAP net earnings to FFO is as follows:

(THOUSANDS OF DOLLARS, EXCEPT PER UNIT AMOUNTS)

At December 31	2004	2003
Net earnings	$ 158,321	$ 182,416
Amortization of tangible capital assets	78,187	28,787
Amortization of deferred tangible leasing costs	10,342	8,526
Amortization of deferred intangible leasing costs	5,321	–
Provision for dimunition in valuation of income property	2,346	–
Gain from income properties held for sale	–	(354)
Discontinued operations	(2,901)	3,140
Funds from operations	$ 251,616	$ 222,515
Per unit		
Funds from operations per weighted average number of units outstanding	$ 1.39	$ 1.32

Effective January 1, 2005 CIPPREC amended its definition of FFO as follows: "Funds from operations means net income (computed in accordance with generally accepted accounting principles), excluding gains (or impairment provisions and losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, plus future income taxes and after adjustments for equity accounted for entities and non-controlling interests. Adjustments for equity accounted for entities and joint ventures and non-controlling interest are calculated to reflect funds from operations on the same basis as the consolidated properties." The impact of RioCan's adoption of the amended FFO definition for its 2004 fiscal year would have resulted in a reduction of FFO of $1.6 million ($0.01 per unit) to $250 million ($1.38 per unit). The impact of RioCan's adoption of the amended FFO definition for its 2003 fiscal year would have resulted in a reduction of FFO of $1.6 million ($0.01 per unit) to $221 million ($1.31 per unit).

OUTLOOK

Our purpose is to deliver to our unitholders stable and reliable cash distributions that will increase over the long term. We seek to do so primarily by following a strategy of owning, developing, managing and operating Canadian retail real estate. Our core investment strategy is to focus on stable, low risk retail properties to satisfy our purpose of maintaining and creating stable and growing RDI.

Annual objectives represent checkpoints in the achievement of our strategy. They reflect economic conditions prevailing at the time and may be influenced by results in prior years. Our 2005 objectives are premised on the following conditions and assumptions: (i) the general economy will remain stable; (ii) interest rates will be relatively stable; (iii) acquisition capitalization rates will remain stable; (iv) competition for acquisitions of shopping centres will remain intense; and (v) equity and debt markets will readily provide access to capital.

Our objectives for 2005 are to: (i) continue enhancing the quality of our real estate portfolio as measured by the stability, reliability and growth prospects of the resulting cash flows; and (ii) achieve growth in RDI per unit.

Initiatives undertaken by RioCan to achieve these objectives include: (i) continuing focus on land use intensification at our existing properties; (ii) new format retail development projects undertaken both with and without partners; (iii) continuing to pursue strategic alliances with partners for both core investment opportunities and non-core investment value added activities; and (iv) exploring alternatives to further reduce RioCan's cost of capital.

The achievement of our objectives is dependent on successful mitigation of business risks, discussed under Risks and Uncertainties. RioCan believes it has identified and mitigated such risks to the extent practical and is committed to identifying and implementing the actions required to achieve its strategy.

FUTURE CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

We continually monitor the CICA's recently issued accounting pronouncements to assess the applicability and impact, if any, of these pronouncements on our consolidated financial statements and note disclosures.

The CICA Accounting Guideline 15, consolidation of variable interest entities ("VIE"), is effective for our fiscal year commencing January 1, 2005. The standard is required to be applied on a retroactive basis without restatement to prior periods. The guideline determines when a VIE should be consolidated which would generally occur: (i) when equity investors are not considered to have a controlling financial interest; or (ii) when controlling equity investors have not invested enough equity to allow the entity to finance its activities without additional financial support from other parties. We do not anticipate VIEs to have a significant impact on our consolidated financial statements and note disclosures.

RISKS AND UNCERTAINTIES

All real property investments are subject to a degree of risk. They are affected by various factors including changes in general economic conditions (such as the availability of long term mortgage funds) and in local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from other available space, fluctuations in interest rates and various other factors. RioCan's net earnings and funds available for distributions to unitholders would be adversely affected if a significant number of tenants were to become unable to meet their obligations to the Trust or if RioCan were unable to lease a significant amount of available space in its properties on economically favorable lease terms.

Tenant concentrations

RioCan seeks to reduce its operating and leasing risks in managing its shopping centre portfolio through geographical diversification, staggered lease maturities, diversification of revenue sources resulting from a large tenant base, avoiding dependence on any single tenant by ensuring no individual tenant contributes a significant percentage of our gross revenue, and by ensuring a considerable portion of our revenue is earned from national and anchor tenants. As previously indicated, in measuring the Trust's performance, we do not distinguish or group our operations on a geographical or any other basis. The components of RioCan's tenant concentration risk strategy are discussed below.

The following tables illustrate the geographical diversification of RioCan's retail property portfolio, including our interests in equity accounted for investments:

At December 31, 2004 Province	RioCan's interest in gross leasable area (sq. ft. in '000)	RioCan's interest in gross leaseable area (%)	Net carrying amount of income properties (000's)	Net carrying amount of income properties (%)	Annualized gross rental revenue (%)
Ontario	17,907	60.2%	$ 2,349,830	63.5%	63.6%
Quebec	4,861	16.3%	499,584	13.5%	14.2%
Alberta	2,254	7.6%	337,175	9.1%	8.5%
Saskatchewan	1,541	5.2%	138,110	3.7%	4.3%
British Columbia	1,480	5.0%	232,855	6.3%	5.4%
New Brunswick	1,165	3.9%	88,638	2.4%	2.5%
Newfoundland	183	0.6%	15,352	0.4%	0.3%
Manitoba	179	0.6%	23,868	0.7%	0.7%
Prince Edward Island	165	0.6%	14,079	0.4%	0.5%
	29,735	100.0%	$ 3,699,491	100.0%	100.0%

Lease maturities are staggered to ensure that there is no over exposure to large amounts of expiries in any given year. At December 31, 2004 the proportion of the Trust's leasable area for which leases expire over the next five years is as follows: 2005 – 6.3%; 2006 – 7.5%; 2007 – 6.9%; 2008 – 8.3%; and 2009 – 11.5%.

RioCan's 10 largest tenants (based on annualized gross rental revenue) and the weighted average term remaining on their leases were as follows:

		At December 31, 2004		At December 31, 2003	
Ranking	Tenant	Weighted average gross rental revenue (%)	Weighted average remaining lease term (years)	Weighted average gross rental revenue (%)	Weighted average remaining lease term (years)
1.	Wal-Mart	5.2%	12.7	6.1%	13.6
2.	Zellers	4.4%	10.7	4.6%	11.3
3.	Famous Players	4.2%	16.4	3.7%	17.1
4.	A&P/Dominion	4.1%	11.4	4.3%	11.5
5.	Loblaws	3.3%	9.6	3.4%	9.0
6.	Winners/HomeSense	2.7%	6.7	2.9%	7.2
7.	Métro-Richelieu	2.3%	6.5	2.4%	7.1
8.	Staples/Business Depot	2.2%	10.3	2.2%	11.1
9.	Canadian Tire	1.8%	13.8	1.8%	12.7
10.	Shoppers Drug Mart	1.8%	6.0	1.8%	7.0
		32.0%		33.2%	

Many of the Trust's long term leases contain provisions designed to mitigate the impact of inflation. Such leases may include clauses enabling RioCan to receive payment of additional rent calculated as a percentage of tenants' gross sales above pre-determined thresholds and/or escalation clauses which generally increase rental rates during the term of the leases. In addition, many of the Trust's leases are for terms less than 10 years which permits RioCan to seek to increase rents to market rates upon renewal. The majority of RioCan's leases require tenants to pay an allocable share of operating expenses, including common area maintenance costs, insurance and property taxes, thereby reducing the Trust's exposure to increases in costs and operating expenses.

In order to reduce RioCan's exposure to risks relating to the credit worthiness and financial stability of its tenants, our Declaration restricts the amount of space which can be leased to any tenant and that tenant's affiliates (generally, other than in respect of leases with or guaranteed by: (i) Canadian chartered banks; and (ii) the Government of Canada, a province of Canada, a municipality in Canada or any agency thereof) to premises or space having no greater than an aggregate gross leasable area in excess of 20% of our portfolio's gross leasable area.

In summary, the principal operating risk facing the Trust is the potential for declining revenue if we cannot maintain the existing high occupancy levels of our properties should tenants experience financial difficulty and be unable to fulfill their lease commitments. As discussed above, the Trust mitigates the risk of credit loss by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. Thorough credit assessments are conducted for new tenants. To further safeguard against the risk of declining revenue, RioCan invests primarily in supermarket and junior department store-anchored, neighbourhood, convenience-oriented shopping centres which are always required to service the day-to-day needs of the general population. Should vacancies occur in these types of centres, it is generally easier to find replacement tenants.

Interest rate and other debt related risks

Profitability is impacted by interest rates as interest expense represents a significant cost in the ownership of real estate investments by the Trust. RioCan seeks to reduce its interest rate risks by extending the average maturity of its long term debt and limiting the use of floating rate debt so as to minimize exposure to interest rate fluctuations. At December 31, 2004 RioCan's total indebtedness had a 5.1 year weighted average term to maturity bearing a weighted average interest rate of 6.94%. At December 31, 2004, 2.6% of RioCan's total indebtedness was at floating interest rates as compared to 0.5% for 2003. The increase in the use of floating rate debt is commensurate with the increase in development activity undertaken by the Trust in 2004 as compared to 2003. Additionally, for 2004 RioCan's interest coverage ratio (calculated based on net earnings before interest, depreciation and amortization) was 2.7 times as compared to 2.6 for 2003.

A further risk to RioCan's growth program is that of not having sufficient debt capital available to it. Given the relatively small size of the Canadian lending marketplace, there may come a point in the future at which accessing debt capital may become more difficult. RioCan seeks to mitigate this potential risk by making use of the Canadian commercial-backed security market, the public unsecured debenture market, and by constantly seeking out new sources of debt capital (including foreign-based).

Also, certain significant expenditures involved in real property investments, such as real estate taxes, maintenance costs and mortgage payments, represent obligations that must be met regardless of whether the property is producing any income. If RioCan is unable to meet mortgage payments on any property, a loss could be sustained as a result of the mortgagee's exercise of its RioCan covenant or alternatively the mortgagee's rights of foreclosure or power of sale.

Liquidity risk

Real estate investments are relatively illiquid. This will tend to limit our ability to sell components of our portfolio promptly in response to changed economic or investment conditions. If we were required to quickly liquidate our assets, there is a risk that we would realize sale proceeds of less than the current book value of RioCan's real estate investments.

Competition for real estate investments

A risk to RioCan's growth through acquisitions is competition for real estate investments. We compete for suitable real estate investments with individuals, corporations, other real estate investment trusts and similar vehicles, and institutions (both Canadian and foreign) which are presently seeking or which may seek in the future real property investments similar to those desired by RioCan. Many of these investors have similar financial resources to those of RioCan, or operate without our investment restrictions, or according to more flexible conditions. As the attractiveness of this class of real estate has become increasingly widely recognized, the competition for acquiring these assets has increased commensurately. As such, our risks are: (i) that we will not be able to continue to acquire high-quality retail assets; and (ii) an increase in competition for real property investments may thereby increase purchase prices and reduce the yield thereon. The Trust has partially mitigated this risk through its involvement in greenfield development.

Governmental regulation and environmental matters

The Trust's assets and operations are inherently not subject to a high level of environmental risk. Under various federal and provincial laws, as an owner and operator of real property we could become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, may adversely affect our ability to sell such real estate or to borrow using such real estate as collateral, and could potentially also result in claims against the Trust.

It is our policy to obtain a Phase I environmental audit conducted by a qualified environmental consultant prior to acquiring any property. In addition, tenant leases generally specify that the tenant will conduct its business in accordance with environmental regulations and be responsible for any liabilities arising out of infractions to such regulations. It is our practice to periodically inspect tenant premises that may be subject to environmental risk. We maintain insurance to cover a sudden and/or accidental environmental occurrence.

Construction risk

Due to its involvement in development activities, the Trust is subject to risks such as construction or other unforeseeable delays and cost overruns. Risks are minimized through adherence to a policy of not commencing construction until satisfactory levels of pre-leasing/sales are achieved. In addition, the overall capital that can be committed at any one time to all such projects is limited by our Declaration to no more than 15% of the book value of unitholders' equity.

Unitholder liability

On December 16, 2004 the Ontario Government passed Bill 106, which contains the Trust Beneficiaries Liability Act, 2004. Effective December 16, 2004 this legislative change clarifies that investors in publicly traded trusts will not be liable for the activities of the trust. Unitholders in REITs and income trusts subject to the laws of Ontario now have the same protection as shareholders in a corporation.

Additionally, our Declaration generally provides that no unitholder will be held to have any personal liability, and that no resort shall be had to the private property of any unitholder for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of RioCan. Only our assets are intended to be liable and subject to levy or execution. The Declaration further provides that certain written instruments signed by us must contain a provision to the effect that such obligations will not be binding upon unitholders personally and that no personal liability will attach in Canada to the holders of units for contract claims under any written instrument containing such a provision disclaiming personal liability. We, however, are not required to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of real property. We seek to use our best efforts to ensure that provisions disclaiming personal liability are included in contractual obligations related to properties acquired, and leases entered into, in the future. The possibility of any personal liability arising is considered remote.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of certain financial information for each of the last three years ending December 31, 2004, 2003 and 2002.

(THOUSANDS OF DOLLARS, EXCEPT PER UNIT AMOUNTS)	2004	2003	2002
Total revenue	$ 581,673	$ 524,484	$ 463,362
Net earnings for continuing operations *	$ 154,581	$ 182,732	$ 172,208
Net earnings from continuing operations per unit *			
– basic	$ 0.86	$ 1.08	$ 1.11
– diluted	$ 0.85	$ 1.07	$ 1.11
Net earnings *	$ 158,321	$ 182,416	$ 172,208
Net earnings per unit *			
– basic	$ 0.88	$ 1.08	$ 1.11
– diluted	$ 0.87	$ 1.07	$ 1.11
Total assets	$ 3,952,278	$ 3,790,591	$ 3,294,095
Total mortgages and debentures payable	$ 2,214,392	$ 2,059,124	$ 1,746,067
Total distributions to unitholders	$ 222,044	$ 193,011	$ 171,115
Total distributions to unitholders per unit	$ 1.2275	$ 1.1400	$ 1.1050

*2004 net earnings from continuing operations and net earnings, including respective per unit amounts, decreased from comparables in 2003 and 2002 as a result of mandated accounting changes we adopted prospectively on January 1, 2004 which required us to record increased building amortization and rental revenue as a result of adopting straight-line methods of accounting. The impacts of these changes are discussed under results of operations.

management's responsibility for the financial statements

The accompanying consolidated financial statements of RioCan Real Estate Investment Trust were prepared by management, which is responsible for the integrity and fairness of the information presented, including the amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with the Canadian generally accepted accounting principles. Financial information appearing throughout this Annual Report is consistent with these consolidated financial statements.

In discharging its responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, management maintains the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained.

The Board of Trustees oversees management's responsibility for financial reporting through an Audit Committee, which is composed entirely of trustees who are independent of RioCan. This committee reviews RioCan's consolidated financial statements with both management and the independent auditors before such statements are approved by the Board. Other key responsibilities of the Audit Committee include monitoring RioCan's existing internal control procedures and advising the trustees on auditing matters and financial reporting issues.

Soberman LLP, independent auditors appointed by the unitholders of RioCan upon recommendation of the Audit Committee, have examined the consolidated financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion upon the completion of such examination in the following report to the unitholders. The auditors have full and free access to, and meet at least quarterly with, the Audit Committee to discuss their audit and related findings.

EDWARD SONSHINE, Q.C.
President and Chief Executive Officer

ROBERT WOLF
Vice President and Chief Financial Officer

Toronto, Canada
February 14, 2005

To the Unitholders of RioCan Real Estate Investment Trust

We have audited the consolidated balance sheets of RioCan Real Estate Investment Trust as at December 31, 2004 and 2003 and the consolidated statements of earnings, unitholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Soberman LLP

SOBERMAN LLP
Chartered Accountants

Toronto, Canada
January 21, 2005

consolidated balance sheets

(IN THOUSANDS)

At December 31	2004	2003
ASSETS		
Real Estate Investments		
Income properties (Note 2)	$ 3,699,491	$ 3,401,310
Properties under development (Note 4)	130,592	101,615
Mortgages and loans receivable (Note 6)	42,629	81,293
	3,872,712	3,584,218
Receivables and other assets (Note 7)	58,146	49,706
Cash and short-term investments	21,420	156,667
	$ 3,952,278	$ 3,790,591
LIABILITIES		
Mortgages payable (Note 8)	$ 1,765,699	$ 1,720,431
Debentures payable (Note 9)	448,693	338,693
Accounts payable and accrued liabilities (Note 10)	152,718	150,727
	2,367,110	2,209,851
UNITHOLDERS' EQUITY		
Unitholders' equity	1,585,168	1,580,740
	$ 3,952,278	$ 3,790,591

The accompanying notes are an integral part of the financial statements

Approved by the Board of Trustees

PAUL GODFREY, C.M.
Chairman of the Board of Trustees

EDWARD SONSHINE, Q.C.
Trustee

consolidated statements of unitholders' equity

(IN THOUSANDS)

Years ended December 31	2004	2003
Trust units (Note 11)		
Balance, beginning of year	$ 1,635,348	$ 1,392,485
Unit issue proceeds, net	67,472	242,863
Balance, end of year	$ 1,702,820	$ 1,635,348
Value associated with unit option grants (Note 1 (f))		
Balance, beginning of year	$ –	$ –
Value associated with unit options granted subsequent to 2001 and vested at December 31, 2003	1,013	–
Value associated with compensation expense for unit options granted	679	–
Balance, end of year	$ 1,692	$ –
Cumulative earnings		
Balance, beginning of year	$ 847,828	$ 665,412
Compensation expense associated with unit options granted subsequent to 2001 and vested at December 31, 2003	(1,013)	–
Net earnings	158,321	182,416
Balance, end of year	$ 1,005,136	$ 847,828
Cumulative distributions to unitholders		
Balance, beginning of year	$ (902,436)	$ (709,425)
Distributions to unitholders	(222,044)	(193,011)
Balance, end of year	$ (1,124,480)	$ (902,436)
Total unitholders' equity	$ 1,585,168	$ 1,580,740
Units issued and outstanding (Note 11)	183,604	178,050

The accompanying notes are an integral part of the financial statements

consolidated statements of earnings

(IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

Years ended December 31	2004	2003
Revenue		
Rentals	$ 549,147	$ 500,376
Fees	15,875	13,912
Interest	9,036	10,196
Gain on properties held for resale	7,615	–
Total revenue	581,673	524,484
Expenses		
Operating costs	179,082	165,273
Interest (Note 5)	137,359	126,463
General and administrative (Note 5)	16,126	12,764
Non-controlling interest	–	1,843
Amortization (Note 3)	92,179	35,763
Total expenses	424,746	342,106
	156,927	182,378
Provision for diminution in valuation of income property	(2,346)	–
Gain on income properties held for sale	–	354
Net earnings from continuing operations	154,581	182,732
Discontinued operations (Note 2)	3,740	(316)
Net earnings	$ 158,321	$ 182,416
Net earnings per unit – basic		
Continuing operations	$ 0.86	$ 1.08
Discontinued operations	0.02	–
Net earnings	$ 0.88	$ 1.08
Net earnings per unit – diluted		
Continuing operations	$ 0.85	$ 1.07
Discontinued operations	0.02	–
Net earnings	$ 0.87	$ 1.07
Weighted average number of units outstanding	180,570	168,960

The accompanying notes are an integral part of the financial statements

consolidated statements of cash flows

(IN THOUSANDS)

Years ended December 31	2004	2003
CASH FLOW PROVIDED BY (USED IN):		
Operating activities		
Net earnings	$ 158,321	$ 182,416
Items not affecting cash		
Amortization	93,850	37,313
Discontinued operations	(2,901)	3,140
Provision for diminution in valuation of income property	2,346	–
Gain on income properties held for sale	–	(354)
Properties held for resale, net	(3,336)	–
Expenditures on deferred leasing costs	(15,160)	(14,454)
Change in other non-cash operating items	8,602	(10,190)
Cash flow provided by operating activities	241,722	197,871
Investing activities		
Acquisition of income properties	(312,077)	(174,925)
Capital expenditures on income properties and properties under development	(115,417)	(80,864)
Mortgages and loans receivable		
Advances	(28,267)	(24,186)
Repayments	62,728	22,348
Short-term investments	19,345	(25,108)
Proceeds on disposition		
Income properties held for sale	11,858	77,264
Discontinued operations	32,661	3,254
Cash flow used in investing activities	(329,169)	(202,217)
Financing activities		
Mortgages payable		
Borrowings	137,105	297,680
Repayments	(120,548)	(166,211)
Issue of debenture payable, net	108,657	–
Non-controlling interest	–	(52,800)
Issue of units, net	40,022	220,144
Units issued under distribution reinvestment plan	27,451	22,718
Distributions paid	(216,453)	(190,318)
Cash flow provided by (used in) financing activities	(23,766)	131,213
Increase (decrease) in cash and equivalents	(111,213)	126,867
Cash and equivalents, beginning of year	132,633	5,766
Cash and equivalents, end of year	$ 21,420	$ 132,633
Supplemental cash flow information		
Acquisition of income properties through assumption of liabilities	$ 62,250	$ 132,663
Purchasers' assumption of liabilities on dispositions of income properties	$ (33,538)	$ (27,936)
Interest paid	$ 144,800	$ 136,355
Cash equivalents, end of year	$ 12,900	$ 104,525

The accompanying notes are an integral part of the financial statements

(TABULAR AMOUNTS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

December 31, 2004

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The Trust's accounting policies and its standards of financial disclosure are in accordance with Canadian generally accepted accounting principles ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Certain comparative figures, including those pertaining to discontinued operations, have been reclassified to conform to the current year's financial statement presentation.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries, as well as entities over which it exercises control.

The Trust carries out certain of its activities through co-ownerships and records its proportionate share of assets, liabilities, revenue and expenses of all co-ownerships in which it participates.

Income property investments where the Trust exercises significant influence are accounted for using the equity method. This method adjusts the original cost of an investment for the Trust's share of net earnings and changes in equity.

(c) Real estate investments

(i) Income properties

Income properties are carried at cost less accumulated amortization (Note 1 (c) (iii)). For acquisitions initiated on or after September 12, 2003 the cost of income properties is allocated to intangible and tangible assets. Intangible assets include the value of in-place leases, the value of the differential between contractual and market rents for in-place leases and the value of customer relationships, if any, and these intangibles are deferred and amortized on a straight-line basis over the term of the respective lease. Tangible assets include land, buildings and deferred tangible leasing costs. For income property acquisitions initiated before September 12, 2003 the cost of income properties is allocated to land and buildings.

The cost of income properties also includes the value of the differential between stated and market interest rates on any long term liabilities assumed at acquisition.

The Canadian Institute of Chartered Accountants ("CICA") adopted recommendations that effectively disallow the use of the sinking fund method of building amortization and requires that initial leasing costs for a property under development are no longer included as a base building component. These methods were used by the Trust prior to January 1, 2004 in amortizing the cost of its buildings. These recommendations are prospective in application, and commencing January 1, 2004 the Trust amortizes the cost of its buildings using the straight-line method over their estimated useful lives between 29 and 40 years and initial leasing costs related to properties under development are included with deferred tangible leasing costs. The impact of the adoption of this standard increased building amortization, over what it otherwise would have been on the sinking fund basis, during the year ended December 31, 2004 by approximately $44,436,000 ($0.25 per unit) with corresponding reductions to net earnings, the net carrying amount of income properties and unitholders' equity. The impact of the adoption of this standard during the year ended December 31, 2004 did not have a material impact on amortization of deferred tangible leasing costs.

Deferred tangible leasing costs are comprised of: (i) deferred tangible leasing costs identified as a component of income properties (whether acquired or developed by the Trust); and (ii) tenant installation costs for income properties including a portion of estimated internal leasing costs. Deferred tangible leasing costs are deferred and amortized on a straight-line basis over the term of the respective lease.

Maintenance and repairs costs are expensed against operations in the period to which they relate, while significant improvements, replacements and major renovations are capitalized to income properties.

(ii) Properties under development

Properties under development are stated at cost (Note 1 (c) (iii)). Cost is comprised of acquisition costs, external and internal development and initial leasing costs, property taxes, interest on both specific and general debt, and all property operating revenue and expenses.

Capitalization of costs to properties continues until the property achieves a satisfactory occupancy level within a predetermined time limit.

(iii) Impairment of long-lived assets

The CICA's new accounting standard for impairment of long-lived assets is prospective in application and requires an impairment loss to be recognized when the carrying amount of a long-lived asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal. Commencing January 1, 2004 the impairment recognized should be measured as the amount by which the carrying amount of the asset exceeds its fair value. Prior to January 1, 2004 the Trust measured the impairment of an asset as the amount by which the asset's carrying value exceeded the estimated undiscounted future cash flow from the use and disposal of the asset. The Trust has determined that the effect of this new impairment standard did not have a material impact on the Trust's financial position or results of operations.

(iv) Properties held for resale

Properties held for resale are properties acquired for resale for which the Trust has no intention of their being used on a long term basis and plans to dispose of such properties in the ordinary course of business. Properties held for resale are stated at the lesser of cost and net realizable value. No amortization is recorded on these assets.

(d) Debt financing costs

Costs of debt financing and the value of the differential between stated and market interest rates related to long term liabilities assumed at acquisition of an income property are deferred and amortized into interest expense on a straight-line effective yield basis over the term of the related debt.

(e) Revenue recognition

(i) Rentals

The Trust retains substantially all of the benefits and risks of ownership of its income properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes all amounts earned from tenants related to lease agreements, including property tax and operating cost recoveries. For arrangements involving multiple elements, the Trust allocates the consideration to each element based on relative fair value. Rental revenue also includes the Trust's share of income from equity investments in income properties.

The CICA adopted recommendations that require the Trust to change the method of rental revenue recognition such that it can no longer account for leases with contractual increases at specified periods during the lease term on a contractual basis. This standard is prospective in application and commencing January 1, 2004 the Trust reports minimum rental revenue on a straight-line basis, whereby the total amount of cash to be received under a lease is recognized into income in equal periodic amounts over the term of the lease. The impact of the straight-line adjustment increased rents receivable, rental revenue, net earnings and unitholders' equity by approximately $7,602,000 ($0.04 per unit) for the year ended December 31, 2004.

(ii) Fee income

The Trust has interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, the Trust provides asset and property management services for these investments for which it earns market based fees.

Fees are recognized as the service or contract activity is performed using either the percentage completion or the completed contract method. Under the percentage completion method where services are provided over a specific period of time, revenue is recognized on a straight-line basis unless there is evidence that some other method would better reflect the pattern of performance. The completed contract method is applied when performance consists of a single act.

(f) Incentive unit option plan

The Trust has a unit based compensation plan which is described in Note 12.

The CICA adopted recommendations requiring the Trust to expense the fair value of all trustee and employee unit option grants. RioCan has elected to adopt the standard on a retroactive basis for all awards granted on or after January 1, 2002. As a result, on January 1, 2004 the Trust has recognized the cumulative effect by making an adjustment to opening unitholders' equity without restatement of prior periods. The impact of the adoption of this standard increased general and administrative expense during the year ended December 31, 2004 by $679,000 with a corresponding decrease to net earnings. There is no net impact on unitholders' equity.

Unit based compensation expense associated with these options was calculated using the Black-Scholes Model for option valuation, assuming a weighted average volatility of 12.5% on the underlying units, a weighted average exercise price of $13.55, a weighted average distribution yield of approximately 8.4% and a weighted average risk free interest rate of approximately 5%.

(g) Financial instruments

The Trust's rents receivable, mortgages and loans receivable (excluding options to purchase real estate investments), cash and short-term investments and accounts payable and accrued liabilities are carried at cost, which approximates fair value. The fair value of other financial instruments is disclosed in Note 16 with fair value based upon discounted future cash flows using discount rates that reflect current market conditions for instruments with similar terms and risks. Such fair value estimates are not necessarily indicative of the amounts the Trust might pay or receive in actual market transactions. Potential transaction costs have also not been considered in estimating fair value.

From time to time, the Trust may enter into interest rate swap (option) transactions to modify the interest rate profile of its current or future outstanding debt without an exchange of the underlying principal amount. The difference payable or receivable on such transactions is recorded as an adjustment to the related interest cost.

(h) Cash and equivalents

Cash and equivalents are comprised of cash and include short-term market investments with original maturities of three months or less.

2. INCOME PROPERTIES

2004	Cost	Accumulated Amortization	Net Carrying Amount
Land	$ 782,977	$ –	$ 782,977
Buildings	2,864,157	(157,384)	2,706,773
Deferred tangible leasing costs	89,412	(25,004)	64,408
Deferred intangible leasing costs	46,786	(4,526)	42,260
Properties held for resale	87,542	–	87,542
Equity investments in income properties	15,531	–	15,531
	$ 3,886,405	$ (186,914)	$ 3,699,491

2003	Cost	Accumulated Amortization	Net Carrying Amount
Land	$ 721,175	$ –	$ 721,175
Buildings	2,662,841	(87,311)	2,575,530
Deferred tangible leasing costs	55,388	(20,074)	35,314
Discontinued operations (i)	60,577	–	60,577
Equity investments in income properties	8,714	–	8,714
	$ 3,508,695	$ (107,385)	$ 3,401,310

(i) In May 2004 the Trust restructured certain co-ownership interests with a co-owner resulting in: (i) the disposition of the Trust's 50% interest in two income properties to the co-owner; and (ii) the acquisition by the Trust of the same co-owner's interests in three income properties.

At December 31, 2004 and 2003 summarized financial information relating to these discontinued operations is as follows:

	2004	2003
Balance sheet		
Income producing properties	$ –	$ 60,577
Other assets (Note 7)	1,121	4,267
Mortgages payable	–	33,479
Other liabilities (Note 10)	232	1,965
Statement of earnings		
Revenue	$ 2,859	$ 7,677
Operating costs	(1,106)	(2,753)
Interest expense	(914)	(2,100)
Amortization and provision for diminution in valuation	(313)	(2,919)
Gain (loss) on income properties held for sale	3,214	(221)
Net earnings (loss)	$ 3,740	$ (316)

The comparative information for the year ended December 31, 2003 also includes financial information relating to an income property disposed of by the Trust in November 2003.

(ii) Land and buildings include income properties under capital lease for which the Trust has exercised its options to purchase in 2013. The components are as follows: land – $7,473,000; buildings – $26,540,000; deferred tangible leasing costs – $1,979,000; deferred intanglible leasing costs – $3,860,000; accumulated amortization – $2,296,000; and, included in mortgages payable are obligations under capital lease of $10,406,000 (maturing in 2013, encompassing annual minimum lease payments of approximately $750,000 for each of the next five years at an imputed interest rate of 6.54% per annum).

(iii) Revenue includes income from equity investments in income properties of $2,668,000 (2003 – $912,000).

3. AMORTIZATION

	2004	2003
Buildings (Note 1 (c))	$ 76,515	$ 27,237
Deferred tangible leasing costs	10,343	8,526
Deferred intangible leasing costs	5,321	–
	$ 92,179	$ 35,763

4. PROPERTIES UNDER DEVELOPMENT

Included in properties under development are carrying costs of $8,297,000 (2003 – $10,578,000). The estimated costs to complete properties currently under development for the years ended December 31 are as follows: 2005 – $73,600,000; and 2006 – $61,000,000.

5. CAPITALIZATION OF CARRYING COSTS

	2004	2003
Interest		
Interest expense	$ 145,833	$ 135,362
Capitalized to real estate investments	(8,474)	(8,899)
Net interest expense	$ 137,359	$ 126,463
General and administrative		
General and administrative expense	$ 19,168	$ 16,026
Capitalized to real estate investments	(3,042)	(3,262)
Net general and administrative expense	$ 16,126	$ 12,764

6. MORTGAGES AND LOANS RECEIVABLE

	2004	2003
Mortgages and loans receivable from co-owners	$ 3,178	$ 22,480
Participating mortgages and loans receivable	17,292	51,952
Other mortgages and loans receivable	22,159	6,861
	$ 42,629	$ 81,293

Mortgages and loans receivable from co-owners bear interest at rates ranging between 7% and 12% with a weighted average year end rate of 11.7% (2003 – 10.2%). The mortgages and loans receivable from co-owners mature in 2007. Prior to maturity, the mortgages and loans receivable from co-owners will also be repaid from the cash flows generated from operating and capital transactions relating to the underlying properties.

Participating mortgages and loans receivable bear interest at rates ranging from 10% to 11% per annum and entitle the Trust to a share of the income generated by the properties securing those mortgages ("the properties"). The Trust has options to purchase (and the borrowers have options to require the Trust to purchase) an interest (generally between 33 1/3% and 50%) in the properties. These participating mortgages and loans will be repaid from the cash flows generated from the exercise of the Trust's options to purchase the properties and from operating and capital transactions relating to the properties, subject to a fifteen year maximum term.

Other mortgages and loans receivable bear interest at rates varying from 5.25% to 10% per annum with a weighted average year end rate of 9.01% (2003 – 6.98%). Future repayments are due as follows:

Year ending December 31, 2005	$ 19,886
2006	2,273
Other mortgages and loans receivable	$ 22,159

7. RECEIVABLES AND OTHER ASSETS

	2004	2003
Prepaid operating expenses and property taxes	$ 18,602	$ 16,272
Deferred rents receivable	10,573	–
Debt financing costs	8,589	6,865
Investments at cost	7,033	1,271
Contractual rents and other receivables	5,606	13,122
Capital assets (net of accumulated amortization of $4,718)	4,875	4,395
Other assets	1,747	3,514
Other assets related to discontinued operations (Note 2 (i))	1,121	4,267
	$ 58,146	$ 49,706

8. MORTGAGES PAYABLE

Mortgages payable bear interest at rates ranging between 3.91% and 12.95% per annum with a weighted average year end rate of 7.02% (2003 – 7.15%) and mature between 2005 and 2034. Future repayments are due as follows:

Year ending December 31, 2005	$ 169,461
2006	137,067
2007	241,990
2008	200,377
2009	228,790
Thereafter	788,014
	$ 1,765,699

At December 31, 2004 the Trust had revolving lines of credit totalling $63,500,000 (2003 – $102,500,000) with major Canadian financial institutions, against which $11,652,000 of letters of credit (2003 – $20,572,000) and $37,563,000 (2003 – $Nil) in cash advances were drawn. These facilities are subject to annual renewal and are secured by certain income properties.

9. DEBENTURES PAYABLE

	2004	2003
Series A senior unsecured, maturity of October 31, 2007, bearing interest at 7.07% per annum, payable semi-annually	$ 13,693	$ 13,693
Series B senior unsecured, maturity of April 25, 2005, bearing interest at 6.75% per annum, payable semi-annually	50,000	50,000
Series C senior unsecured, maturity of January 18, 2006, bearing interest at 7.20% per annum, payable semi-annually	125,000	125,000
Series D senior unsecured, maturity of September 21, 2009, bearing interest at 5.29% per annum, payable semi-annually	110,000	–
RealFund Series A senior unsecured, maturity of August 1, 2007, bearing interest at 7.05% per annum, payable semi-annually	150,000	150,000
	$ 448,693	$ 338,693

On January 4, 2005 the Trust issued $110,000,000 Series E senior unsecured debentures, maturing January 4, 2008, bearing interest at 3.85% per annum, payable semi-annually. Debenture issue expenses were approximately $900,000.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2004	2003
Tenant installation and capital expenditures	$ 42,031	$ 50,725
Operating expenses	40,028	35,547
Distributions payable to unitholders	22,950	17,360
Accrued interest	21,783	19,481
Differential between stated and market interest rates on long term liabilities assumed at acquisition of income properties	16,453	11,556
Deferred income	8,120	13,273
Unfunded employee future pension benefits (Note 13)	1,121	820
Other liabilities related to discontinued operations (Note 2 (i))	232	1,965
	$ 152,718	$ 150,727

11. UNITHOLDERS' EQUITY

	2004		2003	
	Units	$	Units	$
Units outstanding, beginning of year	178,050	$ 1,635,348	158,573	$ 1,392,485
Shares issued:				
Publicly	–	–	16,000	203,346
Exercise of warrants	2,500	27,540	–	–
Trustee and employee unit option plan	1,295	12,481	1,791	16,799
Distribution reinvestment and direct purchase plans	1,759	27,451	1,686	22,718
Units outstanding, end of year	183,604	$ 1,702,820	178,050	$ 1,635,348

At December 31, 2003 there were 2,500,000 warrants outstanding. Each warrant would have expired on September 7, 2006 and entitled the holder to acquire one unit of the Trust at $11.02. The warrants were exercised in October 2004 for cash consideration of $27,550,000.

On January 4, 2005 the Trust issued 8,250,000 units for cash consideration of $143,962,500. Unit issue expenses were approximately $5,800,000.

Effective January 1, 1994 the Trust became a closed-end real estate investment trust in accordance with the restructuring approved by unitholders on November 29, 1993. Total unitholders' equity at December 31, 1993 has been reported as the opening balance of trust units at January 1, 1994.

12. INCENTIVE UNIT OPTION PLAN

The Trust's incentive unit option plan for its employees and trustees ("the plan") provides for option grants to a maximum of 14,000,000 units. At December 31, 2004, 3,242,000 unit option grants remained available for issuance under the plan. The exercise price of each option equals the market price of the Trust's units on the date of grant and an option's maximum term is 10 years. All options granted under the plan through to December 31, 2003 vest at 20% per year from the grant date, being fully vested after four years. All options granted under the plan after December 31, 2003 vest at 25% per annum commencing on the first anniversary after the date of the grant, being fully vested after four years.

A summary of the status of the plan as at December 31, 2004 and 2003, and changes during the years ended on those dates are as follows:

Options	2004 Units	2004 Weighted Average Exercise Price	2003 Units	2003 Weighted Average Exercise Price
Outstanding, beginning of year	4,909	$ 11.22	5,686	$ 10.26
Granted	1,100	$ 15.17	1,050	$ 13.24
Exercised	(1,295)	$ 9.64	(1,791)	$ 9.38
Forfeited	(6)	$ 11.88	(36)	$ 11.25
Outstanding, end of year	4,708	$ 12.57	4,909	$ 11.22
Options exercisable at year end	2,199	$ 11.42	2,803	$ 10.57
Weighted average fair value per unit of options granted during year		$ 0.97		$ 0.71

The following unit options granted to employees and trustees were outstanding at the end of the year:

Exercise Price ($)	Options Outstanding	Options Vested	Expiry Date
10.60	300	300	January 12, 2008
10.50	213	213	May 25, 2008
9.45	118	118	May 31, 2009
9.50	10	10	June 1, 2009
8.80	96	96	June 1, 2010
8.90	96	96	October 4, 2010
9.25	100	–	January 4, 2011
10.45	385	234	May 30, 2011
12.07	500	300	January 1, 2012
12.60	744	424	May 30, 2012
12.25	20	12	December 6, 2012
12.43	325	130	January 2, 2013
12.45	25	10	January 6, 2013
13.65	676	256	June 2, 2013
15.20	400	–	January 2, 2014
15.16	700	–	June 1, 2014
	4,708	2,199	

On January 4, 2005 options to acquire 425,000 units of the Trust at a price of $17.75 per unit were granted. The options expire January 4, 2015.

13. EMPLOYEE FUTURE BENEFITS

The Trust maintains several pension plans for its employees. The defined contribution pension plan incurred current service costs in the amount of $315,000 for the year ended December 31, 2004 (2003 – $276,000). The defined benefit pension plans benefits are based on a specified length of service, up to a stated maximum. A summary of the defined benefit pension plans for the year ended December 31, 2004 is as follows: ending balance of fair value of plan assets – $317,000 (2003 – $173,000); ending balance of accrued benefit liability – $1,121,000 (2003 – $820,000); and annual benefit expense – $420,000 (2003 – $347,000).

14. INVESTMENT IN CO-OWNERSHIPS

The Trust's share of the assets, liabilities, earnings and cash flows from co-ownership activities is summarized as follows:

	2004	2003
Continuing operations		
Assets	$ 853,095	$ 817,271
Liabilities	548,864	536,957
Revenue	122,010	105,713
Net earnings	29,546	31,979
Cash flow provided by operating activities	42,319	31,973
Cash flow provided by financing activities	27,524	137,564
Cash flow used in investing activities	(89,154)	(193,498)
Discontinued operations		
Assets	$ –	$ 64,660
Liabilities	–	35,452
Revenue	2,863	7,471
Net earnings	3,762	2,625
Cash flow provided by (used in) operating activities	(1,005)	2,472
Cash flow provided by financing activities	59	2,386
Cash flow provided by (used in) investing activities	32,661	(5,649)

Guarantees and contingencies (Note 18 (b))

15. INCOME TAXES

The Trust is taxed as a Mutual Fund Trust for income tax purposes. The Trust is required by its Declaration of Trust to distribute all of its taxable income to unitholders and to deduct such distributions for income tax purposes. Accordingly, no provision for income taxes is required.

The carrying value of the Trust's real estate at December 31, 2004 exceeds its tax basis by approximately $328,000,000.

16. FINANCIAL INSTRUMENTS

(a) Fair value of financial instruments

	2004		2003	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Mortgages payable	$ 1,765,699	$ 1,903,252	$ 1,720,431	$ 1,859,494
Debentures payable	$ 448,693	$ 469,073	$ 338,693	$ 356,566

(b) Risk management

(i) Credit risk

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease commitments. The Trust mitigates this risk by conducting credit assessments on new lessees, by ensuring that its tenant mix is diversified through a large tenant base and by limiting its exposure to any one tenant.

Further risks arise in the event that borrowers default on the repayment of their mortgages to the Trust. Such risk is mitigated through due diligence and evaluation of the worth of the underlying real estate investments.

(ii) Interest rate risk

The Trust is exposed to interest rate risk on its borrowings. The Trust seeks to reduce its interest rate risks by staggering the maturities of its long term debt and by limiting the use of floating rate debt.

17. SEGMENTED DISCLOSURES

The Trust owns, develops, manages and operates shopping centres located in Canada. Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, the Trust has a single reportable segment for disclosure purposes in accordance with GAAP.

No single tenant accounted for 10% or more of the Trust's rental revenue.

18. COMMITMENTS

(a) Lease commitments

The Trust is committed under long term operating leases with various expiry dates to 2029. Minimum annual rentals for the next five years are as follows:

Year ending December 31, 2005	$ 4,123
2006	4,057
2007	3,975
2008	3,892
2009	3,825

(b) Guarantees

The Trust has provided guarantees on behalf of third parties, primarily to certain RioCan partners and co-owners for their share of mortgages payable and to certain borrowers under its participating mortgage receivable financing program for those borrowers' mortgages payable. Recourse would be had to the Trust under these guarantees in the event of a default by the borrowers, in which case the Trust would have a claim against the underlying real estate investments. At December 31, 2004 such guarantees amounted to $391,000,000 and expire between 2005 and 2034. No amount has been provided for in these financial statements as the fair value of the borrowers' interests in the real estate investments is greater than the mortgages payable for which the Trust has provided guarantees.

(c) Future purchases of income properties

The Trust has entered into an agreement to acquire interests (ranging from 50% to 100%) in four shopping centres. These acquisitions will be completed in stages as leasable area is completed and occupied by tenants. The purchase prices will be determined by valuing completed and tenant occupied areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for vacant space and additional buildable density. The purchase prices related to this obligation for the years ending December 31 are estimated as follows: 2005 – $200,000,000; and 2006 – $136,000,000.

SENIOR MANAGEMENT

EDWARD SONSHINE, Q.C.
President and Chief Executive Officer

FREDERIC A. WAKS
Senior Vice President and Chief Operating Officer

ROBERT WOLF
Vice President and Chief Financial Officer

JOHN BALLANTYNE
Vice President, Asset Management

MICHAEL CONNOLLY
Vice President, Construction

THERESE CORNELISSEN
Vice President, Financial Reporting

DANNY KISSOON
Vice President, Operations

DONALD MACKINNON
Vice President, Real Estate Finance

KATY RITCEY
Vice President, Investments

JORDAN ROBINS
Vice President, Development

JEFF ROSS
Vice President, Leasing

BOARD OF TRUSTEES

PAUL GODFREY, C.M. [1,2,3]
(Chairman of Board of Trustees)
President and Chief Executive Officer,
Toronto Blue Jays Baseball Club

CLARE R. COPELAND [1,2]
Chair of Toronto Hydro Corporation

RAYMOND GELGOOT [3,4]
Senior Partner, Fogler, Rubinoff LLP

FRANK W. KING, O.C. [1]
President, Metropolitan Investment Corporation

DALE H. LASTMAN [3]
Co-Chair and Partner, Goodmans LLP

RONALD W. OSBORNE [1]
Corporate Director

SHARON SALLOWS [3,4]
Partner, Ryegate Capital Corporation

EDWARD SONSHINE, Q.C. [4]
President and Chief Executive Officer,
RioCan Real Estate Investment Trust

MICHAEL STEPHENSON [2]
Principal, Stephenson, Rosebush, Leftwick & Short

1 member of the audit committee
2 member of the human resources & compensation committee
3 member of the nominating & governance committee
4 member of the investment committee

UNITHOLDER INFORMATION

HEAD OFFICE
RioCan Real Estate Investment Trust
The Exchange Tower, Suite 700, P.O. Box 378,
130 King Street West, Toronto, Ontario M5X 1E2
Tel: 416-866-3033 or 1-800-465-2733
Fax: 416-866-3020
Website: www.riocan.com
E-mail: inquiries@riocan.com

UNITHOLDER AND INVESTOR CONTACTS

Correna Craig
Director of Public and Investor Relations
Tel: 416-864-6483
E-mail: ccraig@riocan.com

Nancy Medlock
Investor Relations Administrator
Tel: 416-306-2406
E-mail: nmedlock@riocan.com

AUDITORS
Soberman LLP

TRANSFER AGENT AND REGISTRAR
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station,
Toronto, Ontario M5C 2W9
Answerline at 1-800-387-0825 or 416-643-5500
Fax: 416-643-5501
Website: www.cibcmellon.com
E-mail: inquiries@cibcmellon.com

UNIT LISTING
The units are listed on the Toronto Stock Exchange under the symbol REI.UN.

ANNUAL AND SPECIAL MEETING
The 2004 Annual and Special Unitholders' Meeting of RioCan REIT will be held on Wednesday, May 11, 2005 at 4:00 p.m. at Famous Players Paramount Theatre, 259 Richmond Street West (corner of Richmond and John), Toronto, Ontario. All unitholders are invited and encouraged to attend.

On peut obtenir une version française du présent rapport annuel sur le site web de RioCan: www.riocan.com
A French language version of this annual report is available on RioCan's website: www.riocan.com

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